Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FBBC, LLC
801 Brickyard Circle Ste B
Golden, CO 80403
www.holidailybrewing.com

Up to $1,235,000.00 in Non-Voting Membership Units at $1.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: FBBC, LLC
Address: 801 Brickyard Circle Ste B, Golden, CO 80403
State of Incorporation: CO
Date Incorporated: September 11, 2014

Terms:

Equity

Offering Minimum: $124,000.00 | 124,000 shares of Non-Voting Membership Units
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Non-Voting Membership Units
Type of Security Offered: Non-Voting Membership Units
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of units offered subject to adjustment for bonus Non-Voting Membership Units. See Bonus info below.

FBBC, LLC cannot accept Subscription Agreements from any individuals or entities with a financial interest in any entity licensed to sell alcoholic beverages at retail.

Loyalty Bonus | 25% bonus Non-Voting Membership Units.

If you are a predesignated friend and family member of Holidaily Brewing Company, you are eligible for additional bonus units.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus units.

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus units.

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus units.

Early Bird 4: Invest $25,000+ within the first 2 weeks | 25% bonus units.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus units.

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus units.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a limited-edition Holidaily Brewing Company investor hat.

Tier 2 Perk: Invest $5,000+ and receive a limited-edition Holidaily Brewing Company investor hat + 5% bonus units.

Tier 3 Perk: Invest $10,000+ and receive a limited-edition Holidaily Brewing Company investor hat, 1-year subscription to Holidaily's seasonal beer releases + 10% bonus units.

Tier 4 Perk: Invest $20,000+ and receive a limited-edition Holidaily Brewing Company investor hat, an exclusive brewery tour and tasting event for you and five guests + 15% bonus units.

Tier 5 Perk: Invest $50,000+ and receive a limited-edition Holidaily Brewing Company investor hat, a VIP brewing experience where you can collaborate on a new beer + 20% bonus units.

Tier 6 Perk: Invest $250,000 and receive a limited-edition Holidaily Brewing Company investor hat + 20% bonus units and a gift card for a Celiac Cruise experience*! https://celiaccruise.com/caribbean-february-2025/

*The winner is solely responsible for any applicable taxes related to the prize. The prize is non-transferable, holds no cash value, and has a fair market value (FMV) of $4,898. Airfare and other transportation costs are not included, and the winner is responsible for arranging their own travel to and from the cruise.

The 10% StartEngine Venture Club Bonus

FBBC, LLC will offer 10% additional bonus Non-Voting Membership Units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine investors will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Non-Voting Membership Units at $1 / unit, you will receive 110 units of Non-Voting Membership Units, meaning you'll own 110 units for $100. Fractional Non-Voting Membership Units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole Non-Voting Membership Units.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus unit perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus unit perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Holidaily is THE craft brewery that brews 100% gluten-free beer that REALLY tastes like beer… because it is beer, so we can enjoy the pleasures of beer like everyone else because we brew with a proprietary blend of buckwheat and millet instead of barley and wheat.

Holidaily Brewing Company's business model centers around producing and distributing high-quality, 100% gluten-free craft beer. They target two primary markets: individuals with gluten intolerance or celiac disease who require gluten-free products, and those choosing a gluten-free lifestyle for health or personal reasons. Their revenue streams likely include direct sales to consumers through their taproom, distribution to retailers and restaurants, and potentially online sales. They differentiate themselves through their commitment to flavor, using a unique blend of buckwheat and millet to create beers that taste like traditional craft beer.

Competitors and Industry

The gluten-free food and beverage industry is experiencing significant growth, driven by increasing awareness of celiac disease and gluten intolerance, as well as the adoption of gluten-free diets for perceived health benefits. The market is expected to reach 46 billion dollars by 2026, with a projected annual growth rate of 9%. Within this market, gluten-free beer represents a $52 million category, growing at a rate of 33.8%. This growth is fueled by demand from both individuals with medical reasons to avoid gluten and those choosing a gluten-free lifestyle. Consumer preferences are shifting towards healthier and more flavorful options, including craft beer, presenting a significant opportunity for Holidaily Brewing Company.

Among the over 9,500 craft breweries in the United States, only 15 are dedicated to gluten-free brewing, with Holidaily being the largest. Moreover, Holidaily Brewing Company stands out as the only brewery (of the over 9,500) in the country certified as Women-Owned. Given the limited competition, substantial entry costs, exceptional leadership, and the excellence of its marketing, sales, brewing, and taproom teams, along with the high quality of its beer, Holidaily has established itself as a powerhouse and market leader in the United States.

Competitors: Omission, Stone Delicious, Glutenberg, Daura Damn, Green's, Divine Science, Groundbreaker, Ghostfish, New Grist, Ghostfish Brewing Company, Hoplark, Stone

Holidaily faces limited and highly segmented competition. Competitors include producers of strictly gluten-free beers, beers that have undergone partial gluten removal with enzymes, and gluten-free alternatives like ciders, seltzers, "ready to drink" beverages, wines, and hard liquors.

Holidaily Brewing Company is quickly becoming a marketing juggernaut, fueled by its compelling story, award-winning products, and a host of accolades and certifications. The company's commitment to crafting delicious, high-quality beer with the finest gluten-free ingredients sets it apart in the market. Holidaily will continue to highlight the inspiring journey of its founder—a female cancer survivor who has a passion for beer—as a key aspect of its brand narrative. The company's strategic marketing efforts are bolstered by increasing annual investments.

Current Stage and Roadmap

Current Stage

Since its launch in 2016, Holidaily has experienced a 1700% surge in production demand. The brewery's commitment to self-distribution and the rising demand for its products culminated in the construction of

a state-of-the-art production facility in 2019, establishing Holidaily as the largest dedicated gluten-free brewery in the United States. Holidaily now distributes to nine states including; Colorado, Arizona, Kansas, Missouri, Wyoming, Washington, Oregon, Texas, and California.

Holidaily offers a range of gluten-free beers, each crafted to provide exceptional taste and quality. Some of the flagship products include:

Year-Round Distributed Beers:

● Favorite Blonde Ale: A light, refreshing ale with a smooth finish.

● Fat Randy's IPA: A robust IPA with a balanced bitterness and floral notes.

● Big Henry Hazy IPA: A hazy IPA with juicy hop flavors and a smooth mouthfeel.

Seasonally Rotated Beers:

● Buckwit Belgian: A Belgian-style ale with hints of citrus and spice. Spring/Summer beer.

● Patchy Waters: A smooth pumpkin ale brewed with organic pumpkin and a blend of fall spices. Fall beer.

● Riva Stout: A dark stout with rich flavors of coffee and dark chocolate. Winter beer.

We serve beer on tap in our taproom locations located in Golden, Colorado and Greenwood Village, Colorado. In addition we distribute three year round beers and one seasonal beer that rotates in both 12 ounce cans as well as on draft to the nine states listed.

Future Roadmap

Holidaily Brewing Company aims to expand its market presence and distribution, leveraging its position as a leading brand in the gluten-free craft beer market. They plan to increase brand awareness through targeted marketing campaigns and partnerships, focusing on both the gluten-free community and craft beer enthusiasts. They aim to secure additional placements in retail chains, restaurants, and entertainment venues, expanding their reach and capturing a larger market share. They may also explore new product development, introducing innovative gluten-free beer styles and flavors to cater to evolving consumer preferences.

The Team

Managers

Name: Karen Hertz

Karen Hertz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer
  Dates of Service: September, 2014 - Present
  Responsibilities: Karen is the highest-ranked executive in the company and is responsible for its overall leadership and direction. Karen receives compensation in the form of distributions from the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely

retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Non-Voting Membership Units in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could

adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Non-Voting Membership Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Non-Voting Membership Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
FBBC, LLC was formed on 09/11/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay distributions on any Membership Units once our Manager determines that we are financially able to do so. FBBC, LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay distributions to our Members.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a

company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations

related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

PROSPECTIVE SUBSCRIBERS SHOULD BE AWARE THAT PURCHASING UNITS AS AN INVESTMENT IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. SUBSCRIBERS SHOULD CAREFULLY READ THE SUBSCRIPTION AGREEMENT, INCLUDING ALL EXHIBITS AND SCHEDULES PRIOR TO MAKING AN INVESTMENT AND SHOULD ALSO BE ABLE TO BEAR THE COMPLETE LOSS OF THEIR INVESTMENT.
An investment in the Non-Voting Membership Units offered by FBBC, LLC, a Colorado limited liability company (the "Company" or "we" or "our" or "us"), involves significant risks. As a prospective subscriber in the Non-Voting Membership Units, you should carefully consider the following risks, as well as the other information contained in this Subscription Agreement and other documents referenced herein or otherwise made available to you before making an investment decision. The risks and uncertainties described below are those that the Manager currently believes may materially affect the Company. Additional risks and uncertainties of which the Manager is unaware or that are currently deemed immaterial are not disclosed herein, but may also become important factors that affect the Company. Prospective subscribers unwilling to assume the risks set forth below should not purchase Non-Voting Membership Units. In addition to the negative implications of all information included or referred to directly in the Subscription Agreement, potential subscribers should consider the following risk factors relating to the Company before making an investment in the Non-Voting Membership Units. Prospective subscribers unwilling to assume the risks set forth below should not purchase the Non-Voting Membership Units.

Investment and Offering Risks

The purchase of Non-Voting Membership Units involves a great amount of risk. Investing in the Company involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. The Company's prior performance and operational history is no indication or guaranty of future success. This Offering has not been registered with the SEC or any state securities authorities. This Offering will not be registered or qualified with the SEC under the Securities Act or the securities agency of any state, and the Non-Voting Membership Units are being offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws applicable only to offers and sales to investors meeting the suitability requirements set forth in this Subscription Agreement. Since this is a nonpublic Offering and, as such, is not registered under federal or state securities laws, prospective subscribers for Non-Voting Membership Units will not have the benefit of review by the SEC or any state securities regulatory authority. The terms and conditions of the Offering may not comply with the guidelines and regulations established for offerings that are required to be registered and qualified with those agencies. No Independent Counsel. No independent counsel has been retained to represent the interests of the Members in the Company. The interests of the Members of the Company may be inconsistent in some respects with the interests of the Manager. EACH POTENTIAL SUBSCRIBER IS, THEREFORE, URGED TO CONSULT HIS, HER, OR ITS OWN COUNSEL AS TO THE TERMS AND PROVISIONS OF THE UNITS, THE OPERATING AGREEMENT, AND ALL OTHER RELATED DOCUMENTS. The determination of the Offering terms was arbitrarily determined by the Company. The current and projected enterprise value of the Company and other factors that govern the terms of the Non-Voting Membership Units were determined by the Company in its subjective discretion and do not necessarily bear a direct relationship to the Company's prospects, assets, book value, net worth, earnings, actual results of operations, or any other established investment criteria. Ministerial Errors and Omissions. Any clerical mistakes or errors in this Subscription Agreement should be considered ministerial in nature and not a factual misrepresentation or a material omission of fact.

Operational Risks

The Manager has significant flexibility and control regarding the management of the Company. The Manager has broad authority under the Operating Agreement to manage the operations and business of the Company. Prospective subscribers should be aware of their limited voting rights as set forth in the Operating Agreement. Further, pursuant to the Second Amendment to the Operating Agreement dated October 21, 2024 Karen Hertz has additional voting rights and receives ten votes per each Founding Membership Unit. The potential investors will be considered Non-Voting Members and not receive voting rights associated with such units. Lack of Control. The Operating Agreement limits the ability of the investors, as Non-Voting Members of the Company, to participate in many decisions concerning the Company. The issuance of additional Membership Units and Membership Units reserved for issuance under an equity incentive plan or otherwise, will dilute all other Members. The Company desires to create an equity incentive plan for its current and future directors, employees and consultants for around 10% of the Membership Units following the Offering. The Company may issue all of these Membership Units without any action or approval by the Members. The issuance of additional Membership Units could be dilutive to existing Members. The liability of the management is limited. The Manager and their agents, attorneys, and certain other parties may not be liable to the Company or its Members for errors of judgment or other acts or omissions not constituting fraud, willful misconduct, or gross negligence, because of certain exculpation and indemnification provisions in the Operating Agreement. A successful claim for such indemnification would deplete the assets of the Company by the amount paid. Any projected results of operations are forward-looking statements that involve significant risks and uncertainty. All materials or documents supplied by the Company should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed in this Subscription Agreement. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events occur, many of which are outside the Company's and the Manager's control. Any projections provided are based on assumptions made regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not equal currently estimated, approximate projections and may differ significantly. Therefore, you should consult with your tax and business advisers about the validity and reasonableness of the factual, accounting, and tax assumptions contained in documents supplied by the Company. We may not be able to maintain profitable operations in the future, and we may not have sufficient working capital to fund our operations in the future. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Such financing may not be available, or, if available, may not be on terms satisfactory to us. If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected. The seasonality of our sales and additional store openings can have a significant impact on the Company's financial results from quarter to quarter. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays and summer vacation season than at other times of the year, which causes fluctuations in our quarterly results of operations. In addition, quarterly results in the future are likely to be affected by the timing of new store openings. Because of the seasonality of our business and the impact of new store openings, results for any quarter are not necessarily indicative of the results that may be achieved in other quarters or for a full fiscal year. Cash distributions to the Company cannot be guaranteed. There can be no assurance that any cash distributions will, in fact, be made by the Company to its Members as a result of operations of the restaurants or any liquidity event involving the Company, or when distributions may be made. The Company will have obligations to repay indebtedness at the subsidiary level and otherwise cover development and operating expenses for the subsidiaries, which obligations will take priority over making distributions to the Members. Cybersecurity. The information and technology systems of the Company and the Manager may be vulnerable to damage or interruption from computer viruses, network failures, computer, and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by their respective professionals, power outages, and catastrophic events such as fires, tornadoes, floods, hurricanes, and earthquakes. Although the Manager has implemented, and may maintain, various measures to manage risks relating to these types of events, if these systems are compromised, become inoperable for extended periods of time, or cease to function properly, the Company and/or the Manager may have to make a significant investment to fix or replace them. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in the Company's and the Manager's operations and result in a failure to maintain the security, confidentiality, or privacy of sensitive data, including personal information relating to subscribers (and the beneficial owners of subscribers). Such a failure could harm the Company's and the Manager's reputation, subject any such entity and their respective affiliates to legal claims and otherwise affect their business and financial performance.

Risks Specific to the Beverage Industry

We depend on a limited number of suppliers for ingredients, packaging materials, and the production of our products. We depend on a limited number of suppliers for ingredients, packaging materials, and the production of our products. We have little control over the suppliers of ingredients to our co-packers. Disruptions in these relationships may reduce our sales and revenues. Overall difficulty of suppliers meeting product demand, interruptions in the supply chain, obstacles, or delays in the process of renegotiating or renewing agreements with preferred suppliers, financial difficulties experienced by suppliers, or the deficiency, lack, or poor quality of alternative suppliers could adversely impact our sales which, in turn, would adversely affect our business and operating results. We believe that, if necessary, we could obtain available alternative sources of supply for each of our products. Depending on the product, that might entail using more than one source of supply. Any disruption in supply could have a material adverse effect on the Company. Our operating costs are subject to fluctuations which could affect the Company's business results. The principal raw materials that we use are commodities that experience price volatility caused by external conditions such as weather, product scarcity, limited sources of supply, commodity market fluctuations, currency fluctuations, changes in governmental agricultural and energy policies and regulations, and more recently by another potential COVID-19 supply chain disruption. Commodity price changes may result in unexpected increases in raw material, packaging, and energy costs. Therefore, our success is dependent, in part, on our ability to manage these fluctuations through pricing actions, cost savings projects, and sourcing decisions. Successful customer relationships are vital to the Company's growth. We must maintain strong relationships with our existing customers and build relationships with new customers in order to ensure our products are well presented to our consumers and available for purchase. The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers. With the advent of social media, word within the beer market spreads quickly, which can accentuate both the positive and the negative reviews of our beers generally. Public perception of our brands could be negatively affected by adverse publicity or negative commentary on social media outlets, particularly negative commentary on social media outlets that goes "viral," or our responses relating to, among other things: · an actual or perceived failure to maintain high-quality, safety, ethical, social and environmental standards for all of our operations and activities; · an actual or perceived failure to address concerns relating to the quality, safety or integrity of our beers and the hospitality we offer to our guests at our potential future tasting rooms; · our environmental impact, including our use of agricultural materials, packaging, water and energy use, and waste management; or · an actual or perceived failure by us to promote the responsible consumption of alcohol. If we are unable to protect our reputation, the value of our brands and sales at our store(s) may be negatively impacted, which may adversely affect our financial performance. One of our assets is the value of our brands, which is directly linked to our reputation. We must protect our reputation in order to be successful and to grow the value of our brands. Negative publicity directed at any of our brands, regardless of factual basis, such as, relating to beverage quality, restaurant facilities, customer complaints, litigation alleging injury or food-borne illnesses, food tampering or contamination or poor health inspection scores, sanitary or other issues with respect to food and beverage processing by us or our suppliers, labor relations, any failure to comply with applicable regulations or standards, allegations of harassment, or other negative publicity, could harm our reputation and damage the value of our brands, which could materially and adversely affect our financial performance. A material change in consumer demand and/or tastes for the Company's products could have a significant impact on our business. We are a consumer food products company and rely on continued demand for our products. The sale of our products is affected by changes in consumer tastes and drinking habits, including views regarding consumption of gluten-free items as well as alcohol. To achieve business goals, we must develop and sell products that appeal to consumers. If demand and growth rates fall substantially below expected levels, the Company could be negatively impacted. This could occur due to unforeseen negative economic or political events or to changes in consumer trends and habits. Due to the three-tier alcohol beverage distribution system in the United States, we are heavily reliant on our distributors that resell alcoholic beverages in all states in which we do business. A significant reduction in distributor demand for our beers would materially and adversely affect our sales and profitability. Due to regulatory requirements in the United States, we sell a significant portion of our beers to wholesalers for resale to retail accounts. A change in the relationship with any of our significant distributors could harm our business and reduce our sales. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate or otherwise cease working with a distributor for poor performance without reasonable justification, as defined by applicable statutes. Any difficulty or inability to replace distributors, poor performance of our major distributors or our inability to collect accounts receivable from our major distributors could harm our business. In addition, an expansion of the laws and regulations limiting the sale of our beer would materially and adversely affect our business, results of operations and financial results. There can be no assurance that the distributors and accounts to which we sell our beers will continue to purchase our beers or provide our beers with adequate levels of promotional support, which could increase competitive pressure to increase sales and marketing spending and could materially and adversely affect our business, results of operations and financial results. We may not be able to compete effectively in the highly competitive beer market. The consumer market for beer is highly competitive. In addition, many of our principal competitors are large, diversified companies with resources significantly greater than ours. We expect strong competition to continue. Competition in our product categories is based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, and the ability to identify and satisfy consumer preferences. Our market share and ability to grow our revenue could also be adversely impacted if we are not successful in introducing innovative products in response to changing consumer demands or by new product introductions of our competitors. If we are unable to build and sustain brand equity by offering recognizably superior product quality, we may be unable to maintain premium pricing over competitive products. We believe that competitors include: ● Local breweries and wineries in the greater Denver area. ● Large chain breweries and wineries. ● Non-alcoholic beer and wine products. ● Beer, wine, and liquor products. ● Beer, wine, and liquor suppliers to local and major liquor stores and grocers. The absence of certain intellectual property protection could adversely affect our results of operations. We rely upon the confidentiality of our formulas and our know-how rather than upon federal intellectual property protection. There is no assurance that such confidentiality can or will be maintained or that our know-how cannot be obtained by others or that others do not now possess similar or even more effective capabilities. The failure to maintain the confidentiality of our know-how could adversely affect our operating results. Incidents involving food-borne illnesses, food tampering, or food contamination involving our products or our supply chain could create negative publicity and significantly harm our operating results. While we, our ingredient suppliers and our co-packers dedicate substantial resources to food and beverage safety matters to enable customers to enjoy safe and quality products, food safety events, including instances of food-borne illness, have occurred in the other food and beverage industries in the past, and could occur in our niche industry in the future. Instances or reports, whether true or not, of food-safety issues, such as food-borne illnesses, food tampering, food contamination or mislabeling, either during the growing, manufacturing, packaging, storing, or preparation of products, have in the past severely injured the reputations of companies in the food and beverage industry and could affect us as well. Any report linking us, our suppliers or co-packers to food-borne illnesses or food tampering, contamination, mislabeling, or other food-safety issues could damage the value of our brands immediately and severely hurt sales of our products and possibly lead to product liability claims, litigation (including class actions), or other damages. Such instances could include contamination of our gluten free products with gluten products that cause a safety incident with gluten-sensitive and gluten-intolerant customers. In addition, food and beverage safety incidents, whether or not involving our brands, could result in negative publicity for the industry or market segments in which we operate. Increased use of social media could create and/or amplify the effects of negative publicity. This negative publicity may reduce demand for our products. Product liability suits, if brought, could have a material adverse effect on our business. As a marketer of beverage products, we are subject to the risk of claims for product liability claims and other litigation by third parties. We maintain general product liability and umbrella insurance coverages and generally require that our co-packers maintain product liability insurance naming us as a co-insured. The expense of defending claims against the Company by third parties and paying any amounts pursuant to settlements or judgments would be borne by the Company and would reduce net assets and could require the Members to return distributed capital and earnings to the Company. The Manager and their affiliates will be indemnified by the Company in connection with such litigation, subject to certain conditions. Companies operating in the alcoholic beverage industry may, from time to time, be exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. Various groups have, from time to time, publicly expressed concern over problems related to harmful use of alcohol, including drinking, and driving, underage drinking and health consequences from the misuse of alcohol. These campaigns could result in an increased risk of litigation against the Company and our industry. Lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future. If these third-party payment service providers become unavailable or the Company is subject to increased fees, and the business, results of operations, and financial condition could be materially adversely affected. The Company may rely on a number of third-party payment service providers, including payment card networks, banks, payment processors, and payment gateways, to link them to payment card and bank clearing networks to process payments made by customers. If these companies become unwilling or unable to provide these services to the Company on acceptable terms or at all, the Company's business may be disrupted, the Company would likely need to find an alternative payment service provider and may not be able to secure similar terms or replace such payment service provider in an acceptable time frame. In addition, the software and services provided by such third-party payment service providers may fail to meet expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause the Company to lose its ability to accept online payments or other payment transactions. Labor shortages could slow the Company's growth or harm the Company. Our success depends in part upon our ability to attract, motivate, and retain a sufficient number of qualified, high-energy employees. Qualified individuals needed to fill these positions are in short supply in some areas, and we have recently seen an extreme shortage of qualified workers by historical standards as has been reported in various news outlets. The inability to recruit and retain these individuals may delay the planned openings of new locations or result in high employee turnover in the existing location, which could harm our business. Additionally, competition for qualified employees has required us to pay meaningfully higher wages to attract enough employees than has historically been the case, and continued tightness in labor markets could result in continued escalation of labor costs. Accordingly, any increase in the minimum wage, whether state or federal, could have a material adverse impact on our business.

Economic and Political Risks

General economic conditions may affect the Company's activities. The Company's business is affected by local, national, and worldwide economic conditions as well as the condition and levels of activity in the restaurant industry. Worldwide economic conditions significantly deteriorated several years ago, and the U.S. economy and most other major economies entered a recessionary period. More recently, the U.S. economy has experienced increasing inflation, negative GDP growth, increased energy prices, and geopolitical concerns. Continuing concerns over inflation, energy costs, and geopolitical issues have contributed to increased volatility and pessimistic expectations for the economy and markets going forward. The risks that may affect the Company's market and ability open additional locations and sell its beverage products include, but are not limited to, the following: ● employment levels and the supply and demand for labor, especially in local markets where the Company is or will be located; ● the supply and demand for equipment; ● supply chain issues; ● the general economic conditions of the areas surrounding the locations (e.g., general condition of the neighborhood, including changing demographics, crime rates, loss of local businesses, etc.); ● interest rates; ● consumer confidence; ● increased competition from and/or increasing supply of breweries, specifically those that sell gluten-free beer products; and ● inability to find debt financing on acceptable terms. These conditions may exist on a national level, similar to the recession in 2007-2010, or may affect some of the regions or markets in which the Company operates more than others. Unfavorable economic conditions could also pose a threat to the ability of the Company's insurers, service providers, and financial institutions to perform their obligations. Although the Company monitors the creditworthiness of the third parties with whom it does business, if any such party fails to perform, the Company's financial results could be adversely affected and its operations could be negatively impacted. The Federal Reserve has indicated that they will taper bond purchases, which could have an adverse effect on interest rates, including mortgage interest rates, equity markets, and consumer confidence, which could have a material adverse effect on the Company's customers and therefore have a material adverse effect on the Company. Additionally, as a result of recent economic circumstances, the Company may be subject to increased counterparty risk, which may include, among other things, lenders, credit facilities, and insurers who may not be willing or able to perform on obligations to the Company. To the extent a third party is unable to meet its obligations to the Company, the Company's financial position, results in operations, and/or cash flows could be negatively impacted. These challenging conditions are complex and interrelated. The Company cannot predict the occurrence or severity, nor can it provide assurance that its responses would be successful. Coronavirus (COVID-19) Pandemic and Other Public Health Risks Adversely Affecting Economic Conditions. The outbreak of the coronavirus (COVID-19) in many countries has adversely impacted global commercial activity and has contributed to significant volatility in financial markets. In response to the pandemic, many state and local governments instituted restrictions that substantially limited the operations of non-essential businesses and the activities of individuals. This outbreak also resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, prolonged quarantines, order cancellations, supply chain disruptions, increased costs for raw materials, and lower consumer demand, and other significant economic impacts, as well as general concern and uncertainty. The food and beverage and restaurant industries, more than any other industry in the United States, had the most significant sales and job losses. As economic activity resumed upon the restrictive orders relating to COVID-19 being lifted, the foodservice industry saw improvements but is still struggling to hire sufficient staffing. There is still significant uncertainty as a result of the pandemic and its continuing potential to negatively impact the U.S. economy. The degree to which the pandemic will impact the Company's business plan in the coming periods depends on future developments that are highly uncertain, including new information that may emerge concerning the severity of the pandemic, whether there are additional outbreaks of COVID-19 and related variants and the actions taken to contain or address the virus. If the significant negative impacts from the pandemic continue to affect the U.S. economy and consumer confidence, the Company's operations, financial condition, and cash flows could be significantly and adversely impacted. Moreover, our operations could be disrupted by our employees or employees of our business partners, including our supply chain partners, being diagnosed with COVID-19 or suspected of having COVID-19 or other illnesses since this could require us or our business partners to quarantine some or all such employees or close and disinfect our or their facilities. If a significant percentage of our workforce or the workforce of our business partners are unable to work or if we or our business partners are required to close our or their manufacturing facilities, our operations, including manufacturing and distribution capabilities, may be negatively impacted. If we face labor shortages or increased labor costs, the Company could be adversely affected. Labor is a primary component of operating our business. If we experience labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, increases in the federally-mandated or state-mandated minimum wage, changes in exempt and non-exempt status, or other employee benefits costs (including costs associated with health insurance coverage or workers' compensation insurance), operating expenses could increase and our growth could be adversely affected. The COVID-19 pandemic has resulted in a labor shortage and increased labor costs as a result of limited applicants for jobs requiring on-site work. Labor shortages and increased labor costs may continue to be realized as a result of the COVID-19 pandemic. As a producer of alcoholic beverages, we are regularly the subject of regulatory reviews, proceedings and audits by governmental entities, any of which could result in an adverse ruling or conclusion, and which could have a material adverse effect on our business, financial condition, results of operations and future prospects. We are subject to extensive regulation in the United States by federal, state, and local laws regulating the production, distribution and sale of consumable food items, and specifically alcoholic beverages, including by the Alcohol and Tobacco Tax and Trade Bureau (the " TTB") and the Food and Drug Administration (the "FDA"). These and other regulatory agencies impose a number of product safety, labelling and other requirements on our operations and sales. We are also subject to regulatory compliance requirements in all states in which we sell our beers. Any governmental litigation, fines, or restrictions on our operations resulting from the enforcement of these existing regulations or any new legislation or regulations could have a material adverse effect on our business, results of operations and financial results. Any government intervention challenging the production, marketing, promotion, distribution or sale of beverage alcohol or specific brands could affect our ability to sell our beers. Because litigation and other legal proceedings can be costly to defend, even actions that are ultimately decided in our favor could have a negative impact on our business, results of operations or financial results. Adverse developments in major lawsuits concerning these or other matters could result in management distraction and have a material adverse effect on our business. Changes to the interpretation or approach to enforcement of regulations may require changes to our business practices or the business practices of our suppliers, distributors, or customers. The penalties associated with any violations or infractions may vary in severity, and could result in a significant impediment to our business operations, and could cause us to have to suspend sales of our beers in a jurisdiction for a period of time.

Federal Income Tax Risks
No Tax Advice. No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective subscriber should consult with and rely solely upon the advice of his, her, or its own tax advisors. Tax Issues. An investment in the Company raises significant tax issues, and the tax treatment of an investment in the Company may vary significantly from investor to investor.

PRIVATE PLACEMENT STATUS
As a purchaser of Membership Units in a private placement not registered under the Securities Act of 1933, as amended (the "Securities Act"), each investor will be required to represent that he, she, or it is acquiring such Membership Units for investment and not with a view to resale or distribution. Further, each investor must be prepared to bear the economic risk of the investment for an indefinite period.

Additional Information
This Subscription Agreement does not contain or refer to all material information necessary to evaluate fully the merits and risks of an investment in the Company. In this regard, prospective investors must conduct their own independent investigation. The opportunity will be provided to each prospective investor and his, her, or its advisors to ask questions of, and receive answers from, a representative of the Company concerning the Company and the terms and conditions of this Offering and to obtain additional information to the extent the Company possesses such information or can acquire it without unreasonable effort or expense.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Karen Hertz	6,390,360	Founding Membership Units	46.0%

The Company's Securities

The Company has authorized Convertible Note (Ben Frei (2)), Convertible Note (Ben Frei (1)), Convertible Promissory Note, Non-Voting Membership Units, Founding Membership Units, and Voting Membership Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Non-Voting Membership Units.

Convertible Note (Ben Frei (2))

The security will convert into N/a and the terms of the Convertible Note (Ben Frei (2)) are outlined below:

Amount outstanding: $1,000,000.00
Maturity Date: December 30, 2032
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $500,000.00
Conversion Trigger: $500,000

Material Rights

There are no material rights associated with Convertible Note (Ben Frei (2)).

Convertible Note (Ben Frei (1))

The security will convert into N/a and the terms of the Convertible Note (Ben Frei (1)) are outlined below:

Amount outstanding: $1,000,000.00
Maturity Date: December 29, 2025
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $20,000.00
Conversion Trigger: $3,000,000

Material Rights

Membership Unit will mean the equivalent equity ownership interest.

Convertible Promissory Note

The security will convert into N/a and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $1,000,000.00
Maturity Date: December 30, 2032
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $500,000.00
Conversion Trigger: $500,000

Material Rights

If the Borrower enters into a Corporate Transaction any time prior to the Maturity Date, at the Lender's written notice of election at least ten (10) business days prior to the Corporate Transaction, this Note will convert into that number of Membership Units equal to the quotient obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by (y) the applicable Conversion Price (a "Corporate Transaction Conversion"); or (b) if the Borrower provides written notice to the Lender of its election to convert this Note within 15 days after the Maturity Date, this Note will convert into that number of Membership Units equal to the quotient obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on the Maturity Date by (y) the applicable Conversion Price (a "Maturity Conversion").

Non-Voting Membership Units

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

Voting Rights of Securities Sold in this Offering Investors in this offering will not have voting rights attached to their Membership Interests. Voting of non-CF Members. A Voting Member shall be entitled to one vote, in accordance with each percentage point of the Voting Member's Membership Interest on any matter for which Members are required to vote. A Voting Member may vote in person or by proxy at any meeting of Members. All decisions of the Members shall be made by a majority of votes of the Voting Members at a properly called meeting of the Members at which a quorum is present, or by unanimous written consent of the Members.

Material Rights

Crowdfunding Investors will not be entitled to vote.

Membership Unit will mean the equivalent equity ownership interest.

The Company does not have a set number of authorized Non-Voting Membership Units. Under the terms of the LLC's operating agreement, the Company has the flexibility to issue units as deemed necessary by the managing members in accordance with the company's needs and business objectives.

Founding Membership Units

The amount of security authorized is 0 with a total of 7,957,908 outstanding.

Voting Rights

Founding Membership Units are considered Voting Members and entitled to vote on matters subject to Member approval.

Material Rights

The Company does not have a set number of authorized Founding Membership Units. Under the terms of the LLC's operating agreement, the Company has the flexibility to issue units as deemed necessary by the Managers in accordance with the company's needs and business objectives.

Voting Membership Units

The amount of security authorized is 0 with a total of 13,876,000 outstanding.

Voting Rights

On any matter on which the Voting Members may vote or approve (by written consent or otherwise) under the Articles of Organization, this Operating Agreement and/or the Act, each Voting Member shall be entitled to one vote for each Membership Unit (or its fractional equivalent in the case of a fractional Unit) held by such Voting Member. Karen Hertz, as long as she is a Member, shall be entitled to ten votes for each Membership Unit (or its fractional equivalent in the case of a fractional Unit) held by Karen Hertz or over which Karen Hertz exerts Voting Control. For the avoidance of doubt, if Karen Hertz no longer holds or exerts Voting Control over a Membership Unit, then the Member holding such Membership Unit shall be entitled to one vote for such Membership Unit (or its fractional equivalent in the case of a fractional Unit).

Material Rights

The Company does not have a set number of authorized Voting Membership Units. Under the terms of the LLC's operating agreement, the Company has the flexibility to issue units as deemed necessary by the managing members in accordance with the company's needs and business objectives.

What it means to be a minority holder

As a minority holder of Membership Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,000,000.00
  Use of proceeds: Debt consolidation, inventory, and fees for StartEngine platform.
  Date: August 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $1,000,000.00
  Use of proceeds: Inventory, Marketing, and Staffing.
  Date: September 13, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Membership Units
  Type of security sold: Equity
  Final amount sold: $529,350.00
  Number of Securities Sold: 424
  Use of proceeds: Marketing, Equipment, Inventory, and Payroll.
  Date: April 05, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Membership Units
  Type of security sold: Equity
  Final amount sold: $31,183.00
  Number of Securities Sold: 211
  Use of proceeds: Marketing, Equipment, Inventory, and Payroll.
  Date: April 20, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Cash burn has reduced consistently over the last few years. We anticipate this trend to continue with increased volume and additional efficiencies implemented in the production process.

Historical results and cash flows:

The Company is currently in the growth; stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we continue to invest in growth. Past cash was primarily generated through sales in our taproom locations, distribution throughout nine states, equity investments and government grants. Our goal is to [launch new products and packaging, leading to volume growth and profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Current cash on hand is 762,307

Current available LoC: 500,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have other cash and an unused line of credit. The funds from the raise will help us grow.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These fund are necessary for our strategic plans and will be used to support our drive to profitability.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate for approximately 18 months if we raise the minimum and we are unable to implement our strategic growth plans.

How long will you be able to operate the company if you raise your maximum funding goal?

We anticipate being able to operate the company indefinitely if we are able to raise adequate capital to implement our strategic growth goals.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

None planned but could potentially finance equipment purchases.

Indebtedness

- Creditor: SBA
  Amount Owed: $277,927.15
  Interest Rate: 3.75%
  Maturity Date: November 30, 2042

- Creditor: North Star Capital
  Amount Owed: $5,944.13
  Interest Rate: 18.96%
  Maturity Date: March 01, 2027

- Creditor: On tap Credit Union
  Amount Owed: $42,350.81
  Interest Rate: 4.74%
  Maturity Date: August 03, 2027

- Creditor: City of Golden

Amount Owed: $17,896.62
Interest Rate: 3.25%
Maturity Date: December 05, 2024

- Creditor: North Star Capital
  Amount Owed: $52,673.07
  Interest Rate: 10.45%
  Maturity Date: August 01, 2027

- Creditor: 820 Brickyard Circle
  Amount Owed: $8,969.68
  Interest Rate: 3.0%
  Maturity Date: March 01, 2025

- Creditor: On Tap Credit Union
  Amount Owed: $300,000.00
  Interest Rate: 9.5%
  Revolving Line of Credit

- Creditor: Alliance Capital
  Amount Owed: $3,184.61
  Interest Rate: 13.15%
  Maturity Date: June 15, 2025

Related Party Transactions

- Name of Person: Karen Hertz
  Relationship to Company: Manager
  Nature / amount of interest in the transaction: Personal Loan. Current balance $446,844.24. Maturity Date: 12/3/2048, Interest Rate: 5.99%
  Material Terms:

- Name of Person: Allan Wicks
  Relationship to Company: Investor
  Nature / amount of interest in the transaction: Revolving Line of Credit - Current Balance: 655,000 Maturity Date: 12/3/2048 Interest Rate: 5.99%
  Material Terms:

Valuation

Pre-Money Valuation: $13,876,080.00

Valuation Details:

We based this on several factors, including projected revenues and Brand Value Investment.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%

Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Inventory
  49.0%
  Packaging equipment and upgrading brewing equipment.

- Marketing
  34.5%
  Holidaily has an aggressive marketing plan in order to gain brand recognition.

- Company Employment
  10.0%
  With growth, we will need to add Holidaily employees in operations and our marketing/sales team.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.holidailybrewing.com (www.startengine.com/holidailybrewingcompany).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/holidaily-brewing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR FBBC, LLC

[See attached]



FBBC, LLC (the "Company")
a Colorado Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: FBBC, LLC Management

We have reviewed the accompanying consolidated financial statements of FBBC, LLC (the Company), DBA Holidaily Brewing, which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in members'' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 21, 2024

FBBC, LLC
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash & Cash Equivalent	718,123	249,363
Accounts Receivable	171,944	197,795
Sub-Lease Receivable	40,682	17,666
Prepaid Expenses	38,917	175,835
Inventory	218,912	234,503
Other current assets	21,721	13,304
Total Current Assets	1,210,299	888,466
Non-Current Assets:		
Fixed Assets - Net	894,499	1,155,996
Intangible Assets - Net	22,726	25,057
Investments	48,643	48,643
ROU Asset	1,088,981	1,014,573
Deposits	25,355	25,355
Total Non-Current Assets	2,080,204	2,269,625
TOTAL ASSETS	3,290,504	3,158,091
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	5,852,365	5,464,171
Other Payables	21,801	32,697
Sub-Lease Deposit Payable	3,909	3,909
Accrued Expenses	67,006	19,934
Other current liabilities	1,998	1,998
Sales tax payable	17,414	15,452
Payroll liabilities	9,841	15,027
Customer Deposits	21,155	21,806
Notes Payables Current - Related Party	675,000	300,000
ST Lease Liability	283,883	217,202
Total Current Liabilities	6,954,373	6,092,196
Non-Current Liabilities:		
Line of Credit	798,500	798,500
Notes Payable	418,514	470,836
Convertible Notes	1,000,000	-
Notes Payables - Related Party	451,562	461,714
LT Lease Liability	830,944	817,058
Total Non-Current Liabilities	3,499,520	2,548,108
TOTAL LIABILITIES	10,453,893	8,640,304
EQUITY		
Owner Equity	4,762,844	4,612,261
Accumulated Deficit	(11,926,233)	(10,094,474)
TOTAL EQUITY	(7,163,389)	(5,482,213)
TOTAL LIABILITIES AND EQUITY	3,290,504	3,158,091

FBBC, LLC
CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales	3,278,819	3,178,819
Service Revenue	-	13,171
Discount & Allowances	-	-
Cost of Goods Sold	(1,937,360)	(2,085,835)
Gross Profit	1,341,459	1,106,155
Operating Expenses		
Sales & Marketing	462,768	429,907
Payroll Expenses	1,325,866	1,618,332
General & Administrative Expense	354,514	333,730
Rent Expense	-	47,538
Professional Fees	56,822	16,367
Depreciation	287,191	279,592
Amortization	194	194
Lease Expense	265,716	235,975
Total Operating Expenses	**2,753,071**	**2,961,635**
Total Loss from Operations	**(1,411,612)**	**(1,855,480)**
Other Income/ (Expenses)		
Other Income	11,070	45,049
Loan Forgiveness	-	-
Gain (Loss) on Sale of Fixed Assets	1,500	232
Investment Income	-	398
Interest Income	493	-
Sub-Lease Income	66,009	-
Interest Expense	(187,635)	(78,725)
Total Other Income/ (Expenses)	**(108,562)**	**(33,047)**
Net Income (Loss)	**(1,520,175)**	**(1,888,527)**
Earnings Before Income Taxes, Depreciation, and Amortization	(1,520,175)	(1,840,989)
Net Income (Loss)	**(1,520,175)**	**(1,888,527)**

FBBC, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Retained earnings (Deficit)	Total Member's Equity
	Units	$ Amount		
Beginning balance at 1/1/22	10,928	4,300,431	(6,201,891)	(1,901,460)
Contribution	211	311,830	-	311,830
Distribution	-	-	-	-
Prior Period Adjustment	-	-	(2,004,056)	(2,004,056)
Net income (loss)	-	-	(1,888,527)	(1,888,527)
Ending balance at 12/31/22	11,139	4,612,261	(10,094,474)	(5,482,214)
Contribution	121	150,584	-	150,584
Prior Period Adjustment	-	-	(311,585)	(311,585)
Net income (loss)	-	-	(1,520,175)	(1,520,175)
Ending balance at 12/31/23	11,260	4,762,844	(11,926,233)	(7,163,390)

FBBC, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,520,175)	(1,888,527)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	287,191	279,592
Amortization	194	194
Accounts Receivable	25,851	(140,439)
Sub-Lease Receivable	(23,016)	(9,235)
Prepaid Expenses	136,918	48,620
Inventory	15,591	177,621
Other current assets	(8,417)	(5,906)
Accounts Payable	388,194	2,336,108
Other Payables	(10,896)	32,520
Sublease Deposit Payable	-	3,909
Accrued Expenses	47,072	(12,850)
Other current liabilities	-	1,605
Sales tax payable	1,962	5,906
Payroll liabilities	(5,186)	4,203
Customer Deposits	(651)	5,788
Lease Liability	(7,901)	(9,848)
Prior period adjustment	(311,585)	(2,004,056)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	535,321	713,734
Net Cash provided by (used in) Operating Activities	(984,854)	(1,174,793)
INVESTING ACTIVITIES	-	-
Fixed Assets - Net	(9,498)	(107,556)
Net Cash provided by (used in) Investing Activities	(9,498)	(107,556)
FINANCING ACTIVITIES		
Notes Payable	(52,322)	217,060
Line of Credit	-	498,500
Notes Payable - related Party	364,849	240,027
Convertible Notes	1,000,000	-
Owner Equity	150,584	311,830
Net Cash provided by (used in) Financing Activities	1,463,111	1,267,417
Cash at the beginning of period	249,363	264,296
Net Cash increase (decrease) for period	468,759	(14,932)
Cash at end of period	718,122	249,363

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FBBC, LLC, d/b/a Holidaily Brewing Company ("the Company") was formed in Colorado on September 11, 2014. The Company earned revenue over $3 million in 2023. The Company plans to continue growing revenue by manufacturing and selling gluten-free beer in their Golden, Colorado taproom location as well as through their distribution network. The Company's headquarters is in Golden, Colorado. The Company's customers will be located in the United States.

The Company also wholly-owns HBC, LLC and TTWO, LLC.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, HBC, LLC a Colorado Limited Liability Company, formed on September 26, 2017 and TTWO, LLC a Colorado Limited Liability Company, formed on March 05, 2021 . All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2021 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $718,123 and $249,363 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected based on the credit terms agreed upon with the customer

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. The Company does not deem an allowance is necessary at this time.

The Company's receivable balance as of December 31, 2023 and December 31, 2022 is $171,944 and $197,795, respectively.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 was 218,912 and 234,503, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computer Equipment	5	8,765	(7,375)	-	1,390
Furniture & Fixtures	5-10	47,153	(28,239)	-	18,914
Leasehold Improvements	39	236,799	(45,187)	-	191,612
Machinery & Equipment	7-15	1,887,707	(1,248,945)	-	638,762
Vehicles	5	81,746	(37,926)	-	43,821
Totals		2,262,170	(1,367,672)	-	894,499

Product Development costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other. ASC 350 requires companies to capitalize qualifying product development costs, which are incurred during the development stage of the product, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Product development is amortized on a straight-line basis over its estimated useful life which is determined to be 15 years. The book value of the product development costs as of December 31, 2023 is $22,726.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company earns revenue by manufacturing, distributing, and selling gluten-free beer. The Company sells its beer directly to its customers at the taproom location in Golden, Colorado, and through the distribution of the beer through wholesalers, retailers, liquor stores, grocery stores, restaurants, breweries, venues, and bars. The Company's performance obligation is to produce high-quality, 100% gluten-free craft beer, ensuring that it meets stringent gluten-free standards and exceeds customer expectations. The Company is obligated to deliver safe products for those with gluten intolerance or celiac diseases while maintaining exceptional flavor and variety. Additionally, the Company ensures it provides a welcoming customer experience at the Golden, Colorado taproom.

For sales generated by the taproom, payments are collected at the time of service or initiation of services. Sales generated by the distribution of the beer through third parties are sold on credit, and payments are collected based on the agreement with the third party.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of insurance, utilities, excise tax and licenses, bank changes, building and equipment maintenance, office supplies, travel and meals, employee development, vehicle maintenance, employee recognition and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On April 1, 2016, the Company entered into a loan agreement with Rich Imber, uncle of Karen W. Hertz, founder and CEO, for $20,000. See Note 5

On January 25, 2019, the Company entered into a loan agreement for $500,000 with Karen W. Hertz, founder and CEO. See Note 5

In 2020, the Company entered into a loan agreement with Allan B. Wicks, father of Karen Hertz, founder and CEO, for $30,000.. Additionally, on December 30, 2022, the Company entered into a second loan agreement with Allan B. Wicks in which the Company could borrow up to $750,000. See Note 5

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. The Company entered into three Commercial lease agreements for rental space:
- The first lease began on January 1, 2022 with Landmark SPE, LLC, for 2,350 square feet of space, located in Greenwood Village, Colorado. The term of the lease is for 35 months ending on November 30, 2024.
- The second lease began on January 1, 2022 with 820 Brickyard Circle LLC for 10,600 square feet of space, located in Golden, Colorado. The term of the lease is for 85 months ending on October 31, 2028.
- The third lease began on August 1, 2023 with TLC2, LLC for 3,768 square feet of space, located in Golden, Colorado. The term of the lease is for 60 months ending on July 31, 2028. On November 10, 2022

	Year Ending
Lease expense	2023-12
Operating lease expense	481,312.02
Total	481,312.02
Other Information	
ROU assets obtained in exchange for new operating lease liabilities	1,524,258.92

Weighted-average remaining lease term in years for operating leases	4.51
Weighted-average discount rate for operating leases	2.33%
Maturity Analysis	Operating
2024-12	298,646.41
2025-12	228,679.21
2026-12	230,782.29
2027-12	232,948.52
2028-12	176,280.51
Thereafter	0.00
Total undiscounted cash flows	1,167,336.94
Less: present value discount	(60,373.76)
Total lease liabilities	1,106,963.18

On January 14, 2022, the Company entered into a lease agreement with Toyota for a lease of a vehicle. The lease term is for 35 months

	Year Ending
Lease expense	2023-12
Operating lease expense	10,189.32
Total	10,189.32
Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	8,628.72
Weighted-average remaining lease term in years for operating leases	0.92
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	1.26%
Maturity Analysis	Operating
2024-12	7,909.66
2025-12	0
2026-12	0
2027-12	0
2028-12	0
Thereafter	0
Total undiscounted cash flows	7,909.66
Less: present value discount	-41.36
Total lease liabilities	7,868.30

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company entered into convertible note agreements for $1,000,000 for the purposes of funding operations. The interest on the notes was 8%. The principal and accrued interest are to be repaid starting January 1, 2026 for a monthly payment of $10,000, if not paid sooner and subject to a maturity conversation and will mature on December 31, 2032. The notes are convertible into shares of the Company's membership units during a change of control or qualified financing event. The balance of the Note as of December 31, 2023 was $1,000,000.

Line of Credit:

On July 11, 2019, the Company entered into a line of credit, in which the Company could borrow up to $300,000, with an interest rate of 6.5%. The balance of this loan was $300,000 as of December 31, 2023 and 2022, respectively.

On July 22, 2020, the Company entered into a line of credit, in which the Company could borrow up to $500,000, with an interest rate of 9.5%. The balance of this loan was $498,500 as of December 31, 2023 and 2022, respectively.

Notes Payable:

On June 11, 2019, the Company entered into an economic incentive agreement with the City of Golder, Colorado for $30,000, with an interest rate of 3.250% payable upon demand of the holder for the purpose to expand and enhance operations of the brewery. The loan will mature on 12/25/2024. The balance of this loan was $7,798.47 and $15,413.37 as of December 31, 2023 and 2022, respectively.

On August 22, 2019, the company entered into a loan agreement to fund the leasehold improvement for $33,338.10. The loan had an interest rate of 5.5% and a loan term of 5 years. The balance of the loan was $7,429.21 and 15,118.83 as of December 31, 2023 and 2022, respectively.

On May 22, 2020, the Company entered into a loan agreement with the U.S Small Business administration for $122.700. The loan had an interest rate of 3.75% and will mature 30 years from the date of the loan. On March 29, 2022 the loan was modified, and additional funding was obtained and the total loan amount was for $299,500, the other terms of the loan remain unchanged. The balance of the loan was $285,169.70 and $297,390.16 as of December 31, 2023 and December 31, 2022, respectively.

On July 20, 2021, the company entered into an agreement for the purchase of a delivery van for $49,645. The loan has an interest rate of 4.74%, maturing on August 3, 2027. The balance of the loan was $32,018.08 and 39,829.89 as of December 31, 2023 and 2022, respectively.

On July 21, 2021, the Company entered into an equipment financing agreement for $12,562.80, with an interest rate of 12.256%, maturing on July 15, 2025. The balance of this loan was $5,493.86 and $8,601.24 as of December 31, 2023 and 2022, respectively.

On September 17,2021, the Company entered into an security agreement for $23,772.85, with an interest rate of 4.240%, maturing on October 1, 2025, for the purchase of a vehicle. The balance of this loan was $11,407.30 and $17,268.78 as of December 31, 2023 and 2022, respectively.

On September 21,2022, the Company entered into a loan agreement for $79,686.39, with an interest rate of 9.884%, maturing on August 21, 2027. The balance of this loan was $62,133.71 and $76,608.97 as of December 31, 2023 and 2022, respectively.

On July 1, 2023, the Company entered into a loan agreement for $8,548.06, with an interest rate of 19.543% maturing on March 13, 2027. The balance of this loan was $7,063.80 as of December 31, 2023.

Note Payable - Related Party:

On April 1, 2016, the Company entered into a loan agreement with Rich Imber, uncle of Karen W. Hertz, founder and CEO, for $20,000, with an interest rate of 1.45% payable upon demand of the holder. The balance of this loan was $20,000 as of December 31, 2023 and 2022, respectively. See Note 3

On January 25, 2019, the Company entered into a loan agreement for $500,000 with Karen W. Hertz, founder and CEO , with an interest rate of 5.99% payable upon demand of the holder. Per the agreement monthly payments $2,384.19 will be paid and demand for the outstanding principal and interest will not be made until December 3, 2048. The balance of this loan was $451,562.35 and $461,713.54 as of December 31, 2023 and 2022, respectively. See Note 3

In 2020, the Company entered into a loan agreement with Allan B. Wicks, father of Karen Hertz, founder and CEO, for $30,000, which is payable on demand. Additionally, on December 30, 2022, the Company entered into a second loan agreement with Allan B. Wicks, in which the Company can borrow up to $750,000 with an interest rate of 6.75% payable upon demand of the holder. The balance of this loan was $655,000 and $280,000 as of December 31, 2023 and 2022, respectively. See Note 3

Debt Schedule:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	1,000,000	8%	2032	-	1,000,000	1,000,000	-	-	-	-	-
Line of Credit	800,000	6.5%-9.5%	Various	-	798,500	798,500	-	-	798,500	798,500	-
Notes Payable	513,280	3.250% - 19.543%	Various	-	418,514	418,514	-	-	470,836	470,836	-
Notes Payable - Related Party	1,145,000	1.45% - 6.75%	On-Demand	675,000	451,562	1,126,562	-	300,000	461,714	761,714	-
Total				675,000	2,668,576	3,343,576	-	300,000	1,731,050	2,031,050	-

NOTE 6 – EQUITY

The Company can issue 5,000,000 Non-Voting Units and 100,000 Management units. As of December 31, 2023 there were 5,325.30 of Management and 5,934,67 non-voting units issued.

Voting: The Management units members shall have the right to vote upon all matters upon which the Members have the right to vote under the Act. Members can own interests in both Voting Capital and Non-voting Capital.

Liability of Members: All debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obliged personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 21, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF HOLIDAILY BREWING

100% Gluten-Free. 100% Real Beer.

Holidaily Brewing Company was founded to redefine the beer experience for those with gluten sensitivities, making the joy of a cold one accessible to everyone. We've created a brewery that combines award-winning, gluten-free beer with a truly inclusive drinking experience.

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$0 Raised

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

 Holidaily is the largest and fastest growing gluten-free brewery in the United States. Holidaily's Favorite Blonde Ale is the #1 selling gluten-free beer in the country.

 Holidaily has expanded into 9 states, reaching cities with a combined population of 64 million. With 70% of adults consuming alcohol and 30% reducing gluten, our current potential market is 24 million annually.


growth of over 1700% since 2016.

TEAM



Karen Hertz • Chief Executive Officer

THE PITCH

Make Every Day A Holiday



DAY A HOLIDAY

Holidaily is
the largest dedicated
gluten-free brewery in
the U.S., operating
across nine states.



Holidaily Brewing Company was born from Karen Hertz's journey as a craft beer lover and cancer survivor. After becoming the mother of twins, Karen found out she had cancer. **And she beat it.**

Twice!

Her doctors told her to go gluten-free for her health. After working in the beer industry, Karen wasn't impressed by the current gluten-free beer options she had available at the time. She did some research, and found Grouse Malt House, a gluten-free malting company.

And the rest is history! Or should we say, herstory?

Hertz created a brewery that would redefine gluten-free beer, blending extensive research and passion to offer a truly inclusive drinking experience--a brewery that is **the only certified women-owned brewery** in the country, the **largest dedicated gluten-free brewery in the US** (of 15), and **one of the only two certified gluten-free breweries in the country**.



MEET OUR FOUNDER, KAREN

With award-winning beers crafted for the 30% who are gluten-sensitive, Holidaily is brewing more than just beer—we're brewing hope. Backed by relentless innovation and a passion for community, Holidaily aims to offer a flavorful, safe, and inclusive beer experience.

THE OPPORTUNITY
Cheers to Change



30%
of adults seek
GLUTEN-FREE OPTIONS

AN UNTAPPED GROWING $34B MARKET
The Gluten-Free beer market is ripe for disruption



$34B

$9B

$2.2B

Global Category Expected to Reach $34B by 2030

Growing at a CAGR of 13.6%

100M of All American Adults

Are actively trying to reduce or eliminate gluten from their diets

Goal: Own >5% of the U.S. GF Beer Market

Strategic marketing, distribution expansion, and continued product innovation, Holidaily commands a significant share in a rapidly growing niche market

Holidaily Brewing Company was born from a simple yet powerful mission: to give gluten-sensitive beer lovers the freedom to enjoy a cold one without compromise. Every beer is brewed and packaged in-house, undergoing a rigorous certification process to ensure that each sip is not only safe but deliciously satisfying.

Holidaily's path to success is paved with passion and precision. Recently expanding into Oregon and Washington, and growing on shelves in Texas' Bucees and HEB, as well as Safeway, Kroger and King Soopers, Walmart, Target, Total Wine, Whole Foods, Buffalo Wild Wings, amongst others, we believe Holidaily is setting itself up for further expansion.



With revenue pouring in from two tasting rooms in Colorado and a growing distribution network across nine states, the Holidaily movement is gaining momentum nationwide. By focusing on quality,

THE MARKET & OUR TRACTION

The Gluten-Free Beer Revolution Starts Here



$6 BILLION
Gluten-Free Market Value

1700% growth in production since 2016, with 2023 revenue of **$3.2 MILLION**

>30% of *all* consumers follow a Gluten-Free lifestyle

>33% feel socially stigmatized by their dietary needs

<0.05% beer available is Gluten-Free



Sources: Fortune Business Insights,

30% of the U.S. population who have adopted gluten-free diets as part of a healthier lifestyle[4]. Additionally, the gluten-free craft beer segment alone has seen over 33% growth, signaling a strong and increasing demand for safe, flavorful options.



Craft Brewery of the Year
(CO Manufacturing Awards)

Great American Beer Festival —
Gold, Silver, Bronze

2023 Enterprising Women of the Year

Denver International Beer Competition —
Gold, Silver, Bronze

Rising Star (Brewbound)

Woman-Owned Business of the Year
(Denver Business Journal)

Top 50 Colorado Companies to Watch
(Colorado Biz Magazine)

Top 10 Breweries Around the World Owned by Women
(GirlsNiteLive.com)

Best Customer Service, Brewery, and Happy Hour
(CO Community Media)

convertible notes, with our largest investor contributing over $2 million. Our award-winning beers, celebrated by the World Beer Cup and the Great American Beer Festival, are now distributed through top-tier partners. We are also the official beer of the Celiac Cruise, which creates gluten-free cruising experiences globally, since their first voyage in 2021.



With significant strides in expanding our market presence, we've also been honored as a 2024 Colorado Top 100 Woman-Owned Business.

Our Favorite Blonde is the #1 selling gluten-free beer in the country!

WHY INVEST

Better Beer for Better Lives

HOLIDAILY BREWING CO.

"Great place. Friendly staff. The beer is great. If I wasn't told I wouldn't know it was gluten free."

— **David Tipton**


100% GLUTEN-FREE
HOLIDAILY
BREWING CO.
RIVA
STOUT
CRAFT BEER
GLUTEN FREE

★★★★★

Absolutely best gluten free beer! We love this place and the people that work here. Plus, they're dog friendly!

— **Camila Angelim**

★★★★★

Good beer, good people, dogs and food trucks! What can go wrong?! Great place to come chill!

★★★★★

I got a flight and I loved every beer. You cannot tell it's gluten free. The fact it's woman owned is even better!


WA
OR
WY
CO
KS
CA
AZ
TX

HOLIDAILY'S DISTRIBUTION FOOTPRINT

801 Brickyard Circle Ste B
Golden, CO 80403

View Site

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

Holidaily Brewing Company was founded to redefine the beer experience for those with gluten sensitivities, making the joy of a cold one accessible to everyone. We've created a brewery that combines award-winning, gluten-free beer with a truly inclusive drinking experience.

For those who've struggled with gluten sensitivities, enjoying a cold beer often felt out of reach.

Holidaily changes that, offering not just a product, but a renewed sense of normalcy and joy. As we embark on our journey to expand nationally, innovate in packaging, and elevate the gluten-free experience, we invite you to invest in a company that's redefining what beer can mean for millions.

This is your chance to be part of something bigger—something that's not just about beer, but about bettering lives. Join us and help craft a future where everyone can raise a glass without compromise.

Invest in Holidaily Brewing, where every day is a holiday.

TERMS

Holidaily Brewing

Overview

PRICE PER SHARE
$1

VALUATION
$13.88M

DEADLINE
Oct. 29, 2024 at 7:19 PM UTC

FUNDING GOAL
$124k - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Membership Units

MIN NUMBER OF SHARES OFFERED
124,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$3,158,091	$3,290,504
Cash & Cash Equivalents	$718,123	$249,363
Accounts Receivable	$171,944	$197,795
Short-Term Debt	$6,954,373	$6,092,196
Long-Term Debt	$3,499,520	$2,548,108
Revenue & Sales	$3,278,819	$3,178,819
Costs of Goods Sold	$1,937,360	$2,085,835
Taxes Paid	$0	$0
Net Income	-$1,888,527	-$1,520,175

Get Equity
$1.00 Per Share

RAISED
$0

INVESTORS

MIN INVEST
$500

VALUATION
$13.88M

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities

Maximum number of units offered subject to adjustment for bonus Non-Voting Membership Units. See Bonus info below.

FBBC, LLC cannot accept Subscription Agreements from any individuals or entities with a financial interest in any entity licensed to sell alcoholic beverages at retail.

Loyalty Bonus | 25% bonus Non-Voting Membership Units.

If you are a predesignated friend and family member of Holidaily Brewing Company, you are eligible for additional bonus units.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus units.

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus units.

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus units.

Early Bird 4: Invest $25,000+ within the first 2 weeks | 25% bonus units.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus units.

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus units.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a limited-edition Holidaily Brewing Company investor hat.

Tier 2 Perk: Invest $5,000+ and receive a limited-edition Holidaily Brewing Company investor hat + 5% bonus units.

Tier 3 Perk: Invest $10,000+ and receive a limited-edition Holidaily Brewing Company investor hat, 1-year subscription to Holidaily's seasonal beer releases + 10% bonus units.

Tier 4 Perk: Invest $20,000+ and receive a limited-edition Holidaily Brewing Company investor hat, an exclusive brewery tour and tasting event for you and five guests + 15% bonus units.

Tier 5 Perk: Invest $50,000+ and receive a limited-edition Holidaily Brewing Company investor hat, a VIP brewing experience where you can collaborate on a new beer + 20% bonus units.

Tier 6 Perk: Invest $250,000 and receive a limited-edition Holidaily Brewing Company investor hat + 20% bonus units and a gift card for a Celiac Cruise experience*! https://celiaccruise.com/caribbean-february-2025/

*The winner is solely responsible for any applicable taxes related to the prize. The prize is non-transferable, holds no cash value, and has a fair market value (FMV) of $4,898. Airfare and other transportation costs are not included, and the winner is responsible for arranging their own travel to and from the cruise.

The 10% StartEngine Venture Club Bonus

FBBC, LLC will offer 10% additional bonus Non-Voting Membership Units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine investors will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Non-Voting Membership Units at $1 / unit, you will receive 110 units of Non-Voting Membership Units, meaning you'll own 110 units for $100. Fractional Non-Voting Membership Units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole Non-Voting Membership Units.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.


requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus unit perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus unit perks because they would be receiving a benefit from their IRA account.

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following that withdrawal.

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StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

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Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Are you ready for this?

Holidaily Brewing Company has some of our most exciting news ever. An NYU study shows that 30% of the US population is gluten-free. For those who are gluten sensitive or gluten intolerant, having a cold, refreshing beer has often been out of reach. But we have changed that.

I'm Karen Hertz, the chief brewist and founder of Holidaily Brewing Company, and we are on a mission to be the leader and obvious choice for gluten-free beer in the US.

The Holidaily story began as a combination of my education, my work life, and my personal life. I have an MBA in entrepreneurial studies, and I worked at Coors for nearly ten years. And then I ran into health issues. I am a two-time cancer survivor. After surgery and radiation for both melanoma as well as thyroid cancers, I was told to cut gluten out of my diet. Begin gluten-free meant I couldn't socialize the same way as everyone else. Rather than settle for marginal options, I worked to create the world's best gluten free beer.

Fast forward to today and Holidaily is a fast growing, better for you, lifestyle brand. We brew 100% certified gluten-free beer that actually tastes like beer. And now, for the first time ever, our gluten-free community can be part of our business community.

Be part of something truly special by investing in and owning a piece of Holidaily Brewing Company.

As the only certified woman-owned brewery in the U.S. and one of very few certified gluten-free breweries in the country, Holidaily is on a mission to mkae 100% gluten-free, 100% real beer for everyone.

What makes Holidaily truly special is our unwavering commitment to the 100 million adults in the U.S. looking for a gluten free that matches up to any beer in the market. The world is waking up to the need for gluten free options, and demand has never been higher. Holidaily has seen remarkable growth, with sales increasing over 1,500% since we opened our doors in 2016. Our distribution now expands into nine states in the western U.S., with plans to grow. The future is brewing bright for Holidaily. We're gearing up to bring our beers to more people across the country with sustainable packaging and innovative new products.

The definition of Holidaily is to make every day a holiday.

Join us not only as a member of our business community but as an ambassador of the Holidaily lifestyle.

Let's make the most of every day. Cheers.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF
FBBC, LLC

This SECOND AMENDED AND RESTATED OPERATING AGREEMENT ("Agreement" or "Operating Agreement") of FBBC, LLC, a Colorado limited liability company (the "Company"), is made and entered into as of October [21], 2024 by and among those persons (collectively the "Members," and each individually as a "Member") identified in Exhibit A. The Members agree as follows:

RECITALS

The members of the Company adopted an Amended and Restated Operating Agreement on January 1, 2018, as amended by that certain First Amendment to Amended and Restated Operating Agreement of the Company dated March 31, 2018, as further amended by that certain Second Amendment to Amended and Restated Operating Agreement of the Company dated April 18, 2019 (collectively, the "Prior Operating Agreement"). The Members desire to amend and restate the Prior Operating Agreement in its entirety in accordance with the terms of, and subject to the conditions set forth in, this Agreement.

This Operating Agreement governs the relationships between the Members of the Company and between the Company and the Members, pursuant to the Act.

In consideration of their mutual promises, covenants, and agreements and the Recitals, which Recitals are incorporated by reference herein and made a substantive part of this Agreement, the Members do hereby promise, covenant, and agree as follows:

Article 1
Organizational Matters

1.1 Rights. The rights and liabilities of the Members of the Company will be as provided in the Act except as otherwise expressly provided herein. In the event of any inconsistency between any terms and conditions contained in this Agreement and any non-mandatory provisions of the Act, the terms and conditions contained in this Agreement will govern.

1.2 Name. The name of the Company is "FBBC, LLC." The business of the Company may be conducted under that name or, on compliance with applicable laws, any other name that the Managers deem appropriate or advisable. The Managers on behalf of the Company will file any certificates, articles, fictitious business name statements and the like, and any amendments and supplements thereto, as the Managers consider appropriate or advisable, and will seek the approval of the Members where required by law.

1.3 Principal Place of Business; Other Places of Business. The principal place of business of the Company is located at 801 Brickyard Cir B, Golden, CO 80403 or such other place within or outside the State of Colorado as the Managers may from time to time designate.

1.4 Business Purpose. The Company may engage in any and all lawful business, purpose or activity in which a limited liability company may be engaged under the Act.

Article 2
Definitions

Capitalized words and phrases used and not otherwise defined elsewhere in this Agreement will have the following meanings:

2.1 "Act" means the Colorado Limited Liability Company Act (C.R.S. § 7-80-101 et seq.), as amended from time to time.

2.2 "Affiliate" means, with reference to a specified Person: (a) a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person, (b) any Person that is an officer, partner, member or trustee of, or serves in a similar capacity with respect to, the specified Person, or for which the specified Person is an officer, partner or trustee, or serves in a similar capacity, or (c) any member of the Immediate Family of the specified Person.

2.3 "Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

2.4 "Distributable Cash" means all cash received by the Company, less the sum of the following to the extent paid or set aside by the Company: (i) payments of principal and interest on indebtedness of the Company and other sums paid to lenders during the course of the year; (ii) all cash expenditures incurred incident to the normal operation of the Company's business, including guaranteed payments, as determined by the Managers; (iii) an amount held in reserves as determined by the Managers.

2.5 "Founding Member" means, as applicable, Karen Hertz, Bonnie Jones Wicks, and Allan Benjamin Wicks. Each Founding Member shall be regarded as a Voting Member and shall possess the same rights outlined in this Agreement, except in instances where specific rights are expressly granted to Founding Members.

2.6 "Immediate Family" means, with respect to a Member, such Member's spouse and descendants (whether natural or adopted) and any trust solely for the benefit of the Member and/or the Member's spouse and/or descendants.

2.7 "Managers" means the persons designated as such in Article 5. As used herein, "Managers" refers to each individual manager and to all managers collectively.

2.8 "Majority Interest" means, at any time, more than fifty percent (50%) of the Membership Units which are entitled to vote as set forth herein including, for the avoidance of doubt, Section 3.8.

2.9 "Member" means each person signing this Operating Agreement and any person who subsequently signs this Operating Agreement.

2.10 "Membership Units" means a unit of ownership of the Company representing a Member's (i) share of the Profits and Losses of the Company; (ii) the right to receive distributions of the Company's assets in accordance with this Agreement. The Member's Membership Units are set forth on Exhibit A, attached hereto. All Membership Units issued hereunder shall be uncertificated, unless otherwise determined by the Managers.

2.11 "Membership Rights" means all of the rights of a Member in the Company, as applicable, including a Member's (a) Membership Units, (b) right to inspect the Company's books and records and (c), for Voting Members, right to participate in the management of and vote on matters coming before the Company.

2.13 "Non-Founding Member" means any Member that is not considered a Founding Member pursuant to this Agreement.

2.12 "Person" means and includes an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization, a government or any department or agency thereof, or any entity similar to any of the foregoing.

2.13 *"Profit"* or *"Loss"* means the income or loss of the Company as determined under the capital accounting rules of Treasury Regulations § 1.704-1(b)(2)(iv) for purposes of adjusting the Capital Accounts of Members including, without limitation, the provisions of paragraphs §§ 1.704-1(b)(2)(iv)(g) and 1.704-1(b)(4) of those regulations relating to the computation of items of income, gain, deduction and loss.

2.14 *"Regulations"* means temporary and final Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding Treasury Regulations).

2.15 "Voting Control" means, with respect to a Membership Unit held by a Founding Member, the exclusive power (whether directly or indirectly) to vote or direct the voting of such Membership Unit by proxy, voting agreement, or otherwise.

Article 3
Members

3.1 Voting Members. The Members of the Company that are entitled to vote as a Member hereunder shall be identified as a "Voting Member" on <u>Exhibit A</u> (each, a "Voting Member"). The Members of the Company that are <u>not</u> entitled to vote as a Member hereunder shall be identified as a "Non-Voting Member" on <u>Exhibit A</u> (each, a "Non-Voting Member").

3.2 Voting Capital. The Voting Members will have the right to vote upon all matters upon which Members have the right to vote under the Act or under this Agreement, in proportion to their respective Membership Units in the Company. The Non-Voting Members will have no right to vote on matters which Members may have the right to vote under the Act or under this Agreement.

3.3 Liability of Members. Except as otherwise required by any non-waivable provision of the Act or other applicable law, no Member will be personally liable in any manner whatsoever for any debt, liability or other obligation of the Company, whether such debt, liability or other obligation arises in contract, tort, or otherwise.

3.4 Additional Members. The Company may, upon vote of a Majority Interest of the Members, accept additional members from time to time, on such terms and conditions and for such capital contributions or services as the Members will determine. The additional Membership Interest may be either directly from the Company or upon the exercise of warrants, options or other instruments pursuant to which the holder thereof has the right to acquire such Membership Units. Such Persons who receive a Membership Units will be additional Members. As a condition to acquiring a Membership Units, each Member will agree to be bound by the terms and conditions of this Agreement. Upon the admission of any Member, <u>Exhibit A</u> will be amended to reflect the name, address and Membership Units of the Member. Notwithstanding the foregoing, the Founding Members and such Voting Members who become Members during the calendar year 2018 will have the preemptive right to invest in any additional Membership Units on the same terms as being offered to any other third party investor in such proportion which is equal to the proportion which the number of Membership Units owned by each such Member bears to the total number of outstanding Membership Units then owned by all such Members, provided such right is exercised within thirty (30) days of written notice of the terms upon which such additional Membership Units are to be issued. The provisions of this Section 3.4 shall not apply to transfers of securities issued pursuant to Section 4(a)(6) under the Securities Act of 1933, as amended.

3.5 Capital and Income Accounts

3.5.1. Capital Accounts. Separate Capital Accounts shall be maintained for each Member in accordance with the following provisions:

a. To each Member's Capital Account there shall be credited the fair market value of such Member's capital contribution and any additional capital contributions, such Member's distributive share of profits, and the amount of any Company liabilities that are assumed by such Member or that are secured by any property distributed by the Company to such Member.

b. To each Member's Capital Account there shall be debited the amount of cash and the fair market value of any property distributed to such Member pursuant to any provision of this Operating Agreement, such Member's distributive share of losses, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

c. The Capital Account shall also include a pro rata share of the fair market value of any property contributed by a person who is not a Member, such value to be the same value reported for federal gift tax purposes if a gift tax return is filed, and if not, the value in the case of real property shall be determined by an independent M.A.I. appraiser actively engaged in appraisal work in the area where such property is located and selected by the Managers, and otherwise by the certified public accountant or accountants then serving the Company.

d. If any Member makes a non-pro rata capital contribution to the Company or the Company makes a non-pro rata distribution to any Member, the Capital Account of each Member shall be adjusted to reflect the then fair market value of the assets held by the Company immediately before the capital contribution or distribution.

3.5.2. Income Accounts. A separate income account shall be maintained for each Member. Company profits, losses, gains, deductions, and credits shall be charged or credited to the separate income accounts annually unless a Member has no credit balance in such Member's income account, in which event losses shall be charged to that Member's capital account. The profits, losses, gains, deductions, and credits of the Company shall be distributed or charged to the Members as provided in Article 6. No interest shall be paid on any credit balance in an income account.

3.6 Members; Obligation to Update. All current Members of the Company shall be listed on the attached Exhibit A. Members shall promptly notify the Managers of any changes in the foregoing information within fifteen (15) days of such change. The Managers shall be required to update Exhibit A from time to time as necessary to accurately reflect the information therein. In the event a Member fails to update such information as provided herein, the Company may rely on the out of date information in its presence for notifying the Member without incurring any liability or penalty.

3.7 Membership Units. A Member's interest in the Company shall be represented by a "Membership Unit" or "Membership Units" held by such Member. Each Member's respective Membership Units in the Company are set forth on the attached Exhibit A. By executing this Agreement, each Member hereby votes and agrees that its votes, consents and actions pursuant to the Articles of Organization, this Operating Agreement and the Act shall be counted and determined as provided in this Agreement. The Members hereby agree that each Membership Unit shall entitle the Member possessing such Membership Unit to the following rights.

3.8 Voting Rights. On any matter on which the Voting Members may vote or approve (by written consent or otherwise) under the Articles of Organization, this Operating Agreement and/or the Act, each Voting Member shall be entitled to one vote for each Membership Unit (or its fractional equivalent in the case of a fractional Unit) held by such Voting Member. Karen Hertz, as long as she is a Member, shall be entitled to ten votes for each Membership Unit (or its fractional equivalent in the case of a fractional Unit) held by Karen Hertz or over which Karen Hertz exerts Voting Control. For the avoidance of doubt, if Karen Hertz no longer holds or exerts Voting Control over a Membership Unit, then the Member holding such Membership Unit shall be entitled to one vote for such Membership Unit (or its fractional equivalent in the case of a fractional Unit).

3.9 Additional Contributions. No Member shall be required to make any capital contribution in addition to such Member's initial contribution as described in this Agreement. The Founding Members, as defined in Article 3, may make additional capital contributions to the Company, either pro rata or non pro rata, with the vote of a Majority Interest of the Members. The fair market value of any property other than cash or widely traded securities to be contributed as an additional capital contribution shall be (a) agreed upon by the contributing Member and a majority in interest of the Members before contribution, or (b) determined by a disinterested appraiser selected by the Managers.

3.10 Meetings of Members.

3.10.1. Meetings of Members may be held at such time and place, either within or without the State of Colorado, as may be determined by the Managers or the person or persons calling the meeting.

3.10.2. An annual meeting of the Members shall be held at such time and place as shall be determined by a resolution of the Managers during each fiscal year of the Company.

3.10.3. Special meeting of the Members may be called by the Managers and by at least one tenth (1/10th) of all of the Members entitled to vote at the meeting.

3.10.4. Written notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than ten (10) days nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the Managers or any other person calling the meeting, to each Member of record entitled to vote at such meeting. A waiver of notice in writing, signed by the Member before, at, or after the time of the meeting stated in the notice shall be equivalent to the giving of such notice.

3.10.5. By attending a meeting, a Member waives objection to the lack of notice or defective notice unless the Member, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting. A Member who attends a meeting also waives objection to consideration at such meeting of a particular matter not within the purpose described in the notice unless the Member objects to considering the matter when it is presented.

3.11 Quorum. Voting Members holding fifty-one percent (51%) of the issued and outstanding Membership Units represented in person, by telephonic participation, or by proxy, will constitute a quorum at any meeting of the Members. In the absence of a quorum at any such meeting, a majority of the Voting Members so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for another meeting, a notice of the adjourned meeting will be given to each Member. The Members present at a duly organized meeting may continue to transact business only as previously provided on the agenda until adjournment, notwithstanding the withdrawal during such meeting of that number of Members whose absence would cause less than a quorum.

3.12 Action by Written Consent. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting if one or more written consents to such action are signed by Members holding the requisite amount of Membership Units to approve such action. Such consent shall be filed with the minutes of the meetings of the Members. Action taken under this Section shall be effective when the requisite Members have signed the consent, unless the consent specifies a different effective date.

Article 4
Management

4.1 Exclusive Management. The Company will be managed by the Managers. The Managers will have exclusive authority, discretion, power, and control to manage the property, business and affairs of the Company, and to make all decisions and perform all services incident to the management thereof, except as otherwise provided in this Agreement or the Act.

4.2 Election of Managers. The Company will initially have one (1) Manager. The current Manager of the Company shall be Karen Hertz. Upon the death, incapacity, resignation or removal of Karen Hertz, Jacob Hertz shall become Manager or, if there is more than one Manager, then Jacob Hertz shall succeed to Karen Hertz's position as Manager, in each case without further action by the Members. The Company may, from time to time, fix the number of Managers that it will have, upon the affirmative vote or written consent of a Majority Interest of the Members; provided, however, that the Company may not have less than one (1) Manager at any time. Except as set forth above, each Manager (who may, but need not, be a Member) will be elected by the affirmative vote or written consent of a Majority Interest of the Members. Unless a Manager resigns or is removed pursuant to Section 4.6 below, the Manager will serve until a successor has been elected and qualified to serve.

4.3 Time Commitments. The Managers will devote the time, effort and skill that the Managers reasonably believe is necessary to conduct the affairs of the Company and to attend to all matters relating to the business of the Company.

4.4 Management Powers.

4.4.1 Subject to any express limitations contained elsewhere in this Agreement or in the Articles of Organization, the Managers will have all powers necessary to carry out the purposes of and to manage the business, property, and affairs of the Company, including, without limitation, the powers enumerated in the Act.

4.4.2 Notwithstanding the foregoing, the Managers shall not, and shall have no authority to take any of the following actions unless such actions are approved by a Majority Interest of the Members:

(a) Entering into any merger or consolidation of the Company in which the Members of the Company immediately prior to such merger or consolidation hold less than a majority of the voting power of the surviving entity immediately following such merger or consolidation.

(b) Entering into any sale, exchange or other disposition of any, or all or substantially all, of the Company's assets outside of the ordinary course of business.

(c) Conversion to a stock corporation or taking any action that would cause the Company to be characterized as an entity other than a partnership for federal income tax purposes.

(d) Except for the purchase of equipment as set forth in Section 4.4.2 (h) below, entering into any contract or loan or the making of any expenditure which in the aggregate would exceed Fifty Thousand and No/100 Dollars ($50,000.00) in payments by the Company.

(e) Except for the purchase of equipment as set forth in Section 4.4.2 (h) below, the incurrence of any indebtedness by the Company which in the aggregate would exceed Fifty Thousand and No/100 Dollars ($50,000.00).

(f) Any amendment, modification or termination of the Company's Articles of Organization or this Agreement.

(g) Any voluntary liquidation or dissolution of the Company.

(h) Entering into any contract or loan or the making of any expenditure for equipment which in the aggregate would exceed Five Hundred Thousand and No/100 Dollars ($500,000.00) in payments by the Company

4.5 Meetings of Managers.

4.5.1 No Meetings Required. No regular, annual, special or other meetings of the Managers are required to be held. Any action that may be taken at a meeting of the Managers may be taken without a meeting by written consent of all Managers. Meetings of the Managers, for any purpose or purposes, may be called at any time by any Manager. The Person calling a meeting hereunder may designate any place as the place of meeting for such meeting. If no designation is made, the place of meeting will be the principal place of business of the Company.

4.5.2 Notice of Meetings. In the event that a meeting is called hereunder, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called will be delivered to the meeting's participants not less than five nor more than sixty business days before the date of the meeting unless otherwise provided, either personally or by mail, by or at the direction of the Person calling the meeting. Notice of a meeting need not be given to any Person who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Person.

4.5.3 Quorum. A majority of the Managers represented in person, by telephonic participation, or by proxy, shall constitute a quorum at any meeting of the Managers. In the absence of a quorum at any such meeting, a Manager may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for another meeting, a notice of the adjourned meeting will be given to each Manager. The Managers present at a duly organized meeting may continue to transact business only as previously provided on the agenda until adjournment, notwithstanding the withdrawal during such meeting of that number of Managers whose absence would cause less than a quorum.

4.5.4 Voting of Managers. Each Manager shall be entitled to one vote on any matter for which a Manager is required to vote. A Manager may vote in person or by proxy at any meeting of Managers. Unless otherwise stated here, all decisions of the Managers shall be made by a majority of votes of the Managers at a properly called meeting of the Managers at which a quorum is present, or by majority written consent of the Managers.

4.5.5 Action by Written Consent. Any action required or permitted to be taken at a meeting of Managers may be taken without a meeting if one or more written consents to such action are signed by the requisite Managers needed to approve such action. Such consent shall be filed with the minutes of the meetings of the Managers. Action taken under this Section shall be effective when the requisite Managers have signed the consent, unless the consent specifies a different effective date.

4.6 Removal of Managers. Managers may be removed only for "Cause." A removal for "Cause" shall be made upon unanimous consent of the Members, excluding the vote of such Member whose position as Manager is being voted upon. For purposes of this Section 4.6, "Cause" shall mean intentional misconduct, including: (a) participation in a fraud or act of dishonesty against the Company; or (b) intentional and material damage to the Company's property.

Article 5
Allocations and Distributions

5.1 **Allocations of Profits and Losses.** Except as otherwise stated below in Articles 5.2, 5.3 and 5.5 below, Profits and Losses, shall be allocated to the Members for federal, state and local income tax purposes in proportion to the Members' respective percentage of Membership Units. Any special allocations necessary to comply with the requirements set forth in Section 704 of the Code and the corresponding Regulations, including, without limitation, the qualified income offset and minimum gain chargeback provisions contained therein, will be made if the Managers deem these actions to be appropriate.

5.2 **Allocation With Respect to Property.** If, at any time during the Company's existence, any Member contributes to the Company property with an adjusted basis to the contributing Member which is more or less than the agreed fair market value and such property is accepted by the Company at the time of its contribution, the taxable income, gain, loss, deductions and credits with respect to such contributed property for tax purposes only (but not for purposes of calculating the Members' respective Capital Accounts) shall be allocated among the Members so as to take account of the variation between the basis of the property to the Company and its agreed fair market value at the time of contribution, pursuant to § 704(c) of the Code and Section 1.704-3 of the Regulations.

5.3 **Tax Distributions.** Not later than ninety (90) days after the end of each calendar year, the Company may make annual tax distributions to the Members out of funds legally available therefor, in the Managers' reasonable discretion.

5.4 **Other Distributions.** Subject to applicable law and any requirements or limitations elsewhere in this Agreement (including, without limitation, the requirements of Article 5.3 as to tax distributions), the Managers will determine the amount and timing of all distributions of Distributable Cash, or other assets, by the Company. All distributions will be made to all of the Members, in proportion to the Members' respective percentage of Membership Units. Except as otherwise provided in this Agreement, the decision as to whether to make distributions will be within the sole discretion of the Managers.

5.5 **Limitations on Distributions.** Notwithstanding any provision to the contrary contained in this Agreement, the Company will not make a distribution to any particular Member that would (i) result in any violation of the Act, or in a violation by the Company of any applicable law, or any applicable rule or regulation of any regulatory authority that has jurisdiction over the Company or its activities, or (ii) render the Company insolvent.

5.6 **Form of Distribution.** No Member has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members except on the dissolution and winding up of the Company.

5.7 **Guaranteed Payments.** Guaranteed payments for royalties, salary, wages, fees, payments on loans, rents, etc., may be made to the Members as determined by a Majority Interest and will be treated as guaranteed payments under Code Section 707. To the extent any compensation paid to any Member by the Company is determined by the Internal Revenue Service not to be a guaranteed payment under Code Section 707(c), or is not paid to the Member other than in the Person's capacity as a Member within the meaning of Code Section 707(a), the Member will be specially allocated gross income of the Company in an amount equal to the amount of that compensation, and the Member's Capital Account will be adjusted to reflect the payment of that compensation.

Article 6
Accounting, Records and Reporting

6.1 Books and Records. The Company will maintain complete and accurate accounts in proper books of all transactions of or on behalf of the Company and will enter or cause to be entered therein a full and accurate account of all transactions on behalf of the Company. The Company's books and accounting records will be kept in accordance with such accounting principles (which shall be consistently applied throughout each accounting period) as the Managers may determine to be convenient and advisable. The Company will maintain at its principal office all of the following:

(a) A current list of the full name and last known business or residence address of each Member in the Company set forth in alphabetical order, together with, for each Member, the Membership Units held by such Member;

(b) Each of the Member's Membership Units;

(c) A copy of the Articles of Organization and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles of Organization or any amendments thereto have been executed;

(d) Copies of the Company's federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years;

(e) A copy of this Agreement and any and all amendments hereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

(f) Copies of the financial statements of the Company, if any, for the Company's six (6) most recent fiscal years;

(g) The Company's books and records as they relate to the internal affairs of the Company for at least its current and past four fiscal years; and

(h) True and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

6.2 Inspection of Books and Records. Subject to the limitations set forth in the Act, each Member, has the right, on reasonable prior notice and for purposes reasonably related to the interest of the person as a Member or a Manager, to: (i) inspect and copy during normal business hours any of the Company's records described in Article 6.1 and (ii) obtain from the Company promptly after their becoming available a copy of the Company's federal, state and local income tax or information returns for each fiscal year.

6.3 Accountings. As soon as is reasonably practicable after the close of each fiscal year, the Managers will make or cause to be made a full and accurate accounting of the affairs of the Company as of the close of that fiscal year and will prepare or cause to be prepared a balance sheet as of the end of such fiscal year, a profit and loss statement for that fiscal year and a statement of Members' equity showing the respective Membership Units of the Members as of the close of such fiscal year and the distributions, if any, to Members during such fiscal year, and any other statements and information necessary for a complete and fair presentation of the financial condition of the Company, all of which the Managers will furnish to each Member. In addition, the Company will furnish to each Member information regarding the Company necessary for such Member to complete such Member's federal and state income tax returns. The Company will also furnish a copy of the Company's tax returns to any Member requesting the same. On such accounting being made, profits and losses during such fiscal year will be ascertained and credited or debited, as the case may be, in the books of account of the Company to the respective Members as herein provided.

6.4 Filings. The Managers, at Company expense, will cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Managers, at Company expense, will also cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies amendments to, or restatements of, the Articles of Organization and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations. If the Company is required by the Act to execute or file any document and fails, after demand, to do so within a reasonable period of time or refuses to do so, any Member may prepare, execute and file that document with the Colorado Secretary of State.

6.5 Bank Accounts. The Company will maintain its funds in one or more separate bank accounts in the name of the Company, and will not permit the funds of the Company to be co-mingled in any fashion with the funds of any other Person.

Article 7
Indemnification and Liability of the Members

7.1 Liability of the Members. No Member will be liable to the Company or to the other Members for damages or otherwise with respect to any actions taken or not taken in good faith and reasonably believed by such Member to be in or not opposed to the best interests of the Company, except to the extent any related loss results from fraud, gross negligence or willful or wanton misconduct on the part of such Member or the material breach of any obligation under this Agreement or of the fiduciary duties owed to the Company or the other Members by such Member.

7.2 Indemnification by the Company.

7.2.1 The Company will indemnify, defend and hold harmless each Member and its Affiliates, and each Manager (each such indemnified party being referred to herein individually as an "Indemnitee") to the fullest extent permitted by law from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company, including but not limited to any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim, if the acts or omissions were not performed or omitted fraudulently or as a result of gross negligence or willful misconduct by the Indemnitee.

7.2.2 Reasonable expenses incurred by the Indemnitee in connection with any such proceeding relating to the foregoing matters may be paid or reimbursed by the Company in advance of the final disposition of such proceeding upon receipt by the Company of (i) written affirmation by the Person requesting indemnification of its good-faith belief that it has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by or on behalf of such Person to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that such Person has not met such standard of conduct, which undertaking shall be an unlimited general obligation of the indemnified party but need not be secured.

7.2.3 Any indemnification provided hereunder will be satisfied solely out of the assets of the Company, as an expense of the Company. No Person will be subject to personal liability by reason of these indemnification provisions.

7.2.4 The provisions of this Article 7.2 are for the benefit of the Indemnitees and will not be deemed to create any rights for the benefit of any other Person.

Article 8
Dissolution, Liquidation, and Termination of the Company

8.1 Limitations. The Company may be dissolved, liquidated, and terminated only pursuant to the provisions of this Article 8, and the parties to this Agreement do hereby irrevocably waive, to the fullest extent permitted by law, any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company's assets. The bankruptcy of a Member (as defined in the Act) will not cause the Company to be dissolved and its affairs wound up, and upon the occurrence of such an event, the business of the Company will be continued without dissolution. The Members waive any rights that they may have under the Act to agree in writing to dissolve the Company upon the occurrence of an event that causes a Member to cease to be a member of the Company.

8.2 Dissolution. The following and only the following events will cause the Company to be dissolved and its affairs wound up:

(a) Upon approval by a Majority Interest of the Members;

(b) At such time as the Company has no Members, unless the business of the Company is continued without dissolution in a manner permitted by the Act;

(c) Unless otherwise determined by the Voting Members, upon the sale of substantially all of the assets of the Company; or

(d) A decree of judicial dissolution pursuant to the Act.

8.3 Winding Up. On the occurrence of an event specified in Article 8.2, the Company will continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors. The Managers (or any liquidators appointed pursuant to Article 8.4.1) will be responsible for overseeing the winding up and liquidation of the Company, will take full account of the assets and liabilities of Company, will cause such assets to be sold or distributed, and will cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Article 8.4. The Managers will give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company.

8.4 Liquidation.

8.4.1 Upon dissolution of the Company, the Managers will act as liquidator or may appoint one or more representatives or Voting Members as liquidators. The liquidators will proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation will be borne as a Company expense. Until final distribution, the liquidators will continue to operate the Company with all of the power and authority of the Managers. The liquidators will liquidate the Company assets, and after allocating (pursuant to Article 6 of this Agreement) all income, gain, loss and deductions resulting therefrom, will apply and distribute the proceeds thereof as follows:

(i) First, to the satisfaction of the obligations of the Company, including any loans owed to Members (whether by payment or by the making of reasonable provision for payment thereof), to the expenses of liquidation, and to the establishment of a cash fund for contingent, conditional and unmatured liabilities in such amount and for such term as the liquidators may reasonably determine to be necessary;

(ii) Second, to the Members in proportion to their respective positive Capital Account balances at the time of distribution.

(iii) Third, to the Members in proportion to their respective percentage of

Membership Units.

8.4.2 Notwithstanding the foregoing, in the event that the liquidators determine that an immediate sale of all or any portion of the Company's assets would cause undue loss to the Members, in order to avoid such loss to the extent not then prohibited by the Act, the liquidators may either defer liquidation of and withhold from distribution for a reasonable time any Company assets except those necessary to satisfy the Company's debts and obligations, or distribute the Company's assets in proportion to the Member's respective Membership Units in kind.

8.4.3 A reasonable time will be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets hereunder in order to minimize any losses otherwise attendant upon such winding up.

8.4.4 The liquidators will not be personally liable for the return of capital contributions or any portion thereof to the Members, it being understood that any such return will be made solely from Company assets.

8.5 Statement of Dissolution. On completion of the distribution of Company's assets as provided herein, the Company is terminated (and the Company will not be terminated prior to such time), and the Managers (or such other Person or Persons as the Act may require or permit) will file a statement of dissolution with the Secretary of State of Colorado, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company. The Company will be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Article 8.5.

Article 9
Right of First Refusal

9.1 No Assignment. Other than Permitted Transfers (as defined below), no Member shall sell, assign, exchange or transfer, or offer to sell, assign, exchange or transfer or otherwise dispose of ("Transfer") all or any part of such Member's interest in the Company (whether voluntarily or involuntarily) (a) unless such assignment or transfer is in compliance with applicable federal and state securities laws, and (b) without the written consent of the Managers, which consent may be withheld in the reasonable discretion of the Managers. "Permitted Transfers" shall include any transfer (i) from any Member to such Member's wholly owned entity; provided, that in each case the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if such transferee were an original Member hereunder, (ii) from any Member to the Company, or (iii) a Transfer by any Founding Member or Non-Voting Member. Any sale, assignment, exchange or other transfer or disposition by any Member of any interest in the Company in contravention of this Agreement shall be void and ineffectual. In the case of any attempted transfer in violation of this Agreement, the parties engaging or attempting to engage in such transfer shall be liable to indemnify and hold the Company and the other Members harmless from all costs, liabilities and damages to the Company or any of such other Members (including, without limitation, incremental tax liability and fees and expenses of legal counsel) as a result of such transfer or attempted transfer and efforts to enforce the indemnity granted hereby. In no event shall any transferee of any interest in the Company be considered a Member unless such transferee is admitted as a Member in accordance with the provisions of this Agreement.

9.2 Right of First Refusal.

If any Member proposes to Transfer to any Person any securities of the Company in one or more related transactions (other than a Permitted Transfer) (the "Proposed Transfer"), such Member (the

"Seller") shall promptly give written notice (the "Transfer Notice") to the Company and to each of the other Members holding Membership Units (each an "Other Member") at least sixty (60) days prior to the execution of such transfer. The Transfer Notice shall describe in reasonable detail the Proposed Transfer, including, without limitation, the number and class of securities to be transferred (the "Transfer Securities"), the nature of such Transfer, the consideration to be paid and the name and address of each prospective purchaser or transferee.

The Company shall have the right, exercisable upon written notice to the Seller within forty-five (45) days after receipt of the Transfer Notice, to purchase any or all of the Transfer Securities on the same terms and conditions as set forth in the Proposed Transfer ("Company Option").

If the Company does not exercise the Company's right of first refusal as to all of the Transfer Securities, within ten (10) days after the expiration of the Company Option, each of the Founding Members may exercise an option to purchase that proportion of the Transfer Securities which is equal to the proportion which the number of Membership Units owned by such Founding Member bears to the total number of outstanding Company Membership Units then owned by all such Founding Members on the same terms and conditions as set forth in the Proposed Transfer ("Founding Member Option").

If there are Transfer Securities which remain un-purchased after the Founding Member Option, then each of the Other Members may, within ten (10) days after the expiration of the Founding Member Option, exercise an option to purchase that portion of the remaining Transfer Securities which is equal to the proportion which the number of Membership Units owned by each such Other Member bears to the total number of outstanding Membership Units then owned by all such Other Members, provided that all such Members may by agreement among themselves determine the proportions in which some or all of their number may exercise options with respect to the remaining Transfer Securities.

If there are Transfer Securities which are not purchased after the expiration of the options set forth above, the Seller may sell the remaining Transfer Securities to the transferee named in the Transfer Notice and upon the terms therein stated.

9.3 Death of a Member. Upon the death of a Non-Founding Member, the Non-Founding Member's rights as a Member of the Company shall cease and terminate, and the Company first, and the other Members second, may purchase the Units of the deceased Member (the "**Estate's Units**") from the deceased Member's estate or personal representative (the "**Member's Estate**") as provided in this Section 9.3. The Member's Estate shall be deemed to have delivered notice of the Non-Founding Member's death (the "**Estate's Notice**") as of the last date on which the Company and each other Member receives actual notice of such Non-Founding Member's death.

The Company shall have the right, exercisable upon written notice to the Member's Estate within ninety (90) days after receipt of the Estate's Notice (the "Company Option Period"), to purchase any or all of the Estate's Units for the Purchase Price and as set forth below. If the Company purchases any Units from the Member's Estate, then such Units shall be deemed cancelled and not subject to reissuance after the closing of such acquisition.

If the Company does not exercise the Company's right of first refusal as to all of the Estate's Units, within ten (10) days after the expiration of the Company Option Period, each of the Founding Members may exercise an option to purchase that proportion of the Estate's Units which is equal to the proportion which the number of Membership Units owned by such Founding Member bears to the total number of outstanding Membership Units then owned by all such Founding Members for the Purchase Price and as set forth below ("Founding Member Option Period").

If there are Estate's Units which remain un-purchased after the Founding Member Option Period, then each of the other Members may, within ten (10) days after the expiration of the Founding Member

Option Period, exercise an option to purchase that portion of the remaining Estate's Units which is equal to the proportion which the number of Membership Units owned by each such other Member bears to the total number of outstanding Membership Units then owned by all such other Members for the Purchase Price and as set forth below; provided, that all such Members may by agreement among themselves determine the proportions in which some or all of their number may exercise options with respect to the remaining Estate's Units.

In the event the Company, the Founding Members and/or the other Members exercise their options pursuant to this Section 9.3, the Member's Estate shall sell, such Membership Units of the deceased Member to such party as provided in Section 9.3 herein.

The price of the Units to be purchased under this Section 9.3 (the "Purchase Price") shall be equal to the Proportionate Part of the appraised value of the Company as determined by a certified third party appraisal as of the date of death as selected by the Company. For purposes of this Section 9.3 "Proportionate Part" shall be defined as percentage equal to the proportion that the Units to be purchased bears to the total outstanding Units of the Company as of the date of death of the Non-Founding Member. In the case of purchases under this Section 9.3, the proceeds of any life insurance received by the Company or any Founding Member by reason of the death of the Non-Founding Member shall be paid in cash. The balance of the Purchase Price shall be paid in forty-eight (48) equal consecutive monthly installments, without interest, the first of such monthly installments to be due and payable on the first day of the month following the closing date, and one such installment to be due and payable on the first day of each consecutive calendar month thereafter, until forty-eight (48) monthly installments have been paid. For purposes of this Section 9.3 the death of a person holding a majority or controlling interest in a Member who is an entity or other investment account or the death of a settlor of a trust where the trust is a Member shall be deemed a death of a Member in accordance with this Section 9.3. Notwithstanding anything herein to the contrary and for the avoidance of doubt, the death of a Founding Member constitutes a Permitted Transfer under Section 9.1, and shall not trigger any repurchase option by the Company or any other Founding Member.

9.4 Substitution of a Member. No assignee, legatee, or transferee (by conveyance, operation of law or otherwise) of the whole or any portion of a Member's Units shall have the right to become a substituted Member without the consent of Member's possessing a majority of the outstanding Units as described in Exhibit A. The granting or denial of a request for such written consent shall be within the absolute discretion of each Member. A substituted Member shall succeed to all the rights and interest of his assignor in the Company. An assignee of a Member who is not admitted as a Member shall be entitled only to the distributions to which his assignor would otherwise be entitled.

9.5 Conditions to Substitution. As conditions to admission as a Member (a) any assignee, legatee, transferee, or successor of a Member shall execute and deliver such instruments, in form and substance satisfactory to the Managers, as the Managers shall deem necessary, and (b) such assignee, legatee, transferee, or successor shall pay all reasonable expenses in connection with admission as a substituted Member. No transfer of any interest in the Company shall be effective for any purpose whatsoever until the transferee shall have assumed the transferor's obligations to the extent of the interest transferred and shall have agreed to be bound by all the terms and conditions hereof, by written instrument, duly acknowledged, in form and substance reasonably satisfactory to the Managers.

9.6 Transfers Without Consent. The transferee of any interest in the Company transferred without the consent of the Members (including, but not limited to, any involuntary Transfers and any Transfers pursuant to any bankruptcy proceedings) shall not be entitled to vote on matters brought before the Members of the Company nor participate in the management of the Company.

Article 10
Miscellaneous

10.1 Amendments.

      10.1.1 Each Member will become a signatory hereto by signing such number of counterpart signature pages to this Agreement and such other instruments, in such manner, as the Manager will determine. By so signing, each Member, as the case may be, will be deemed to have adopted and to have agreed to be bound by all of the provisions of this Agreement.

      10.1.2 Except as may be required elsewhere in this Agreement, amendments to this Agreement may be made only upon the approval of a Majority Interest of the Members; provided that, under no circumstances will any such vote amend this Agreement in such a way that would adversely affect a Member's right to receive allocations and distributions earned or accrued hereunder without such Member's prior written consent.

      10.1.3 In making any amendments, there will be prepared and filed by, or for, the Members such documents and certificates as may be required under the Act and under the laws of any other jurisdiction applicable to the Company.

10.2 Accounting and Fiscal Year. The fiscal year of the Company will end on December 31 of each year, or on such other date permitted by the Code as the Manager may determine. The Company's accountants employed at any one time shall be the final authority with regard to any accounting questions that may arise during the course of the business of the Company. The accountants shall be selected by the Managers in their sole discretion. The fees of the accountants will be a normal Company business expense.

10.3 Further Assurances. Each of the parties hereto does hereby covenant and agree on behalf of itself, its successors, and assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish, and deliver such other instruments, documents and statements, and to take such other action as may be required by law or reasonably necessary to effectively carry out the purposes of this Agreement.

10.4 Notices. All notices, requests, demands and other communications under this Agreement must be in writing and will be deemed duly given, unless otherwise expressly indicated to the contrary in this Agreement, (a) when personally delivered, (b) two business days after having been deposited in the United States mail, certified or registered, return receipt requested, postage prepaid, (c) one business day after having been dispatched by a nationally recognized overnight courier service, addressed to the parties or their permitted assigns with an acknowledgment of receipt requested at such addresses, or (d) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient. All notices will be addressed to the Members at the addresses set forth on the signature page of this Agreement, and if to the Company to its principal place of business.

10.5 Governing Law. This Agreement, including its existence, validity, construction and operating effect, and the rights of each of the parties hereto, will be governed by and construed in accordance with the laws of the State of Colorado without regard to otherwise governing principles of conflicts of law.

10.6 Construction. This Agreement will be construed as if all parties prepared this Agreement.

10.7 Binding Effect. Except as otherwise expressly provided herein, this Agreement will be binding on and inure to the benefit of the Members, their heirs, executors, administrators, successors and all other Persons hereafter holding, having or receiving an interest in the Company, whether as Assignees, Members or otherwise.

10.8 Severability. If any provision of this Agreement is determined by any court of competent jurisdiction to be invalid or unenforceable, such provision will be interpreted to the maximum extent to which it is valid and enforceable, all as determined by such court in such action, and the remaining provisions of this Agreement will, nevertheless, continue in full force and effect without being impaired or invalidated in any way.

10.9 Confidentiality. In the course of each Member's activities on behalf of the Company, such Member will come into possession of or become aware of certain proprietary matters and affairs of the Company. Members (in their capacities as such and, for any Member who is also a Manager of the Company, in his or her capacity as a Manager) will be in a position of trust and confidence as to all trade secret information and other proprietary information relating to the Company's business that is not generally known to, or readily available to, the public and that is of a confidential, proprietary or secret nature (collectively, "Confidential Information"). Confidential Information includes, but is not limited to: opportunities, techniques and strategies; various financial and operating data consisting of, among other things, marketing data, documents, files, electronically recordable data or concepts, computer software and hardware, inventions, improvements, books, papers, compilations of information, records and specifications; names and practices of existing and potential clients; names, marketing methods, operating practices and related information regarding the Company's existing and potential clients, joint venture partners, licensees, licensors, and vendors; prices and fee structures the Company obtains or has obtained or at which it sells, has sold or intends to sell its products or services; information regarding the Company's financial condition; fee structures applied to and compensation paid to the Company's consultants and employees. Each Member agrees not to use, publish, disseminate, misappropriate, or otherwise disclose any Confidential Information, either while the Member is a Member or thereafter, except as required in the course of that Member's pursuit of the Company's business on behalf of the Company or as may be required by applicable law. Each Member will take all reasonable precautions to protect the confidential nature of Confidential Information and all other documents or materials entrusted to or generated by such Member containing Confidential Information. Each Member agrees that, upon such time as the Member ceases to be a Member, or upon any earlier request by the Company, that Member will return all originals and copies of the Company's property in that Member's possession, including materials, memoranda, records, reports, client lists or other documents, and specifically including any documents containing any Confidential Information.

10.10 Counterparts. This Agreement may be executed in any number of multiple counterparts, each of which will be deemed to be an original copy and all of which will constitute one agreement, binding on all parties hereto.

10.11 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and fully supersedes any and all prior or contemporaneous agreements or understandings between the parties hereto pertaining to the subject matter hereof.

[End of Page]
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

MANAGER:

Karen W. Hertz
_____
Karen Hertz

FOUNDING MEMBERS:

Karen W. Hertz
_____
Karen Hertz

Type text here

_____
Allan Benjamin Wicks

_____
Bonnie Jones Wicks

SECOND AMENDED AND RESTATED OPERATING AGREEMENT SIGNATURE PAGE

This page constitutes Member's signature page for the Second Amended and Restated Operating Agreement of FBBC, LLC.

IN WITNESS WHEREOF, Member has executed this Signature Page on [DATE].

FOR INDIVIDUALS:

_____
[NAME OF INDIVIDUAL MEMBER]

[_____]
[NAME OF JOINT MEMBER   ]

FOR ENTITIES:

[NAME OF ENTITY MEMBER]:

By: _____
   [NAME OF AUTHORIZED SIGNATORY]
   [TITLE]

Exhibit A

Member Information

(As of October [___], 2024)

Member Name	Units	Classification
Karen Hertz 19380 W 57th Pl Golden, CO 80403	6,390,360	Founding
Allan Benjamin Wicks 2201 Fairwood Commons Ave, Casper WY 82609	425,520	Founding
Bonnie Jones Wicks 5095 S. Franklin St, Englewood CO 80113	1,142,028	Founding
Amy Wicks Hand 9845 E. Crestline Cir, Highlands Ranch CO 80111	60,828	Voting
Bernard Stephen Frei Living Trust, 885 Daphne St, Broomfield CO 80020	311,856	Voting
Blake W. Schaefer and Erin G. Schaefer 990 Tucker Gulch Dr, Golden CO 80403	89,256	Voting
Brinton and Meredith Johns 14996 W. 29th Pl, Golden CO 80401	482,004	Voting
Burton Hazik Wilson Living Trust, 45 Jersey St, Denver CO 80220	252,492	Voting
Carbon Neutral Investments, LLC Mark Tappy 8895 Toorie Cir, Highlands Ranch CO 80129	219,564	Voting
Carol C. Horsman Revocable Trust, 3674 Widgeon Way, Eagan MN 55123	136,260	Voting
Chad Dunavant 3426 Akron St, Denver CO 80238	89,256	Voting

Christopher Ball 19542 W 57th Cir, Golden CO 80403	44,568	Voting
DMK Holdings LLC Dwayne Ruffin 16256 East Aberdeen Ave, Centennial CO 80016	89,256	Voting
Donna Jeanne Whitley Trust u/a/d June 27, 2014 4061 S. Dexter St Englewood CO 80113	70,536	Voting
Edward and Sarah Bierhaus, 583 Blue Jay Dr, Golden CO 80401	79,320	Voting
Eric Hassett 19360 W 57th Pl, Golden CO 80403	89,256	Voting
Horsman Family Trust, 19462 W. 57th Cir, Golden CO 80403	339,252	Voting
I. Thomas Bieging Trust, 476 Westwood Dr, Denver CO 80206	63,840	Voting
Impact Homes LLC by Jess Feaster as Manager 1415 Park Ave W. #102, Denver CO 80205	44,568	Voting
James C. Rudolph, 3255 Beech Ct, Golden CO 80401	116,088	Voting
James L. Mesack 6326 S. Urban St, Littleton CO 80127	52,704	Voting
Joel Appel 846 S. Franklin St, Denver CO 80209	153,168	Voting
John C Maus Revocable Trust 10816 Snow Cloud Tr, Littleton CO 80125	71,412	Voting
Jonathan Cofsky 836 E. 17th Ave., Apt. 3B, Denver CO 80218	76,488	Voting
Kerby Meyers 7835 E. 28th Ave, Denver CO 80238	54,888	Voting

Kevin Lindahl, Zirkel LLC., 3000 E Cedar Ave #7, Denver CO 80209	120,000	Voting
Kevin T. Reidy Trust 1920 Forest Pkwy, Denver CO 80220	89,256	Voting
Kyle and Andrea Evashevski 2451 S. Krameria St, Denver CO 80222	181,788	Voting
Madigosky Sirkin Family Trust 3186 Elmira Ct, Denver CO 80238	56,652	Voting
Marshall Stewman HBC Trust 15002 Sendero Ln, Woodway TX 76712	63,024	Voting
New Direction IRA, Inc FBO Daniel E Brodnax ROTH IRA 1070 W Century Dr, Suite 101, Louisville CO 80027	89,256	Voting
New Direction IRA, Inc FBO Joshua Hansen ROTH IRA and New Direction IRA, Inc. FBO Dani Hansen ROTH IRA 19340 W. 57th Pl, Golden CO 80403	44,568	Voting
Nicolette Adelshain 2010 Canyon Court Dr, La Brea Heights CA 90631	89,256	Voting
Randall Chreist 1570 S. Washington St, Denver CO 80210	54,888	Voting
Scorpio Seven-O, LLC Ron Jones 5713 Secrest Ct, Golden CO 80403	585,984	Voting
Thomas J. Abood 3991 East Orchard Rd, Centennial CO 80121	61,596	Voting
Tom and Jerry LLC Tom Cummings 7476 E. 29th Ave, Denver CO 80238	64,896	Voting

Whispering Waters Investments, LLC 5110 E. 16th St, Casper WY 82609	178,800	Voting
William B. Grischo 3029 Spruce St, Denver CO 80238	139,536	Voting
3 Boys, LLC 141 S Center Street, Suite 500 Casper, WY 82601	40,656	Voting
Cartville, LLC 5749 Howell Court Golden, CO 80403	81,300	Voting
Daniel and Laura Droy 2767 S Steele Street Denver, CO 80210	20,328	Voting
David Stubler 4615 N 111 St. Kansas City, KS 66109	49,428	Voting
Gary B. Weiner Trust 18 Crestview Drive Salina, KS 67401	131,136	Voting
Heath and Kimberly Kennedy14305 Dartmouth Drive Lakewood, CO 80228	24,396	Voting
John E. Morrison, Jr. 2800 S. University Blvd. #60 Denver, CO 80210	50,364	Voting
Mark J. Ritter Trust 2035 E. Iron Ave #107R Salina, KS 67401	325,200	Voting
The Hertz Family Trust 9125 E 138th Court Brighton, CO 80602	50,268	Voting
Donna Chester, 804 Southern Hills Ct, College Station, TX 77845-8930	96,120	Voting
Livingsone, Andrew	96,120	Voting
Kaninchen LLC	98,424	Voting
Peper, Michael	24,036	Voting
Gentry, Steven	24,036	Voting

StartEngine Crowdfunding Members[1]	1,200,000*	Non-Voting
TOTALS	15,076,080	

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[1] Members will be issued shares during the crowdfunding raise where the Company will be offering up to 1,200,000 Non-Voting Units for up to $1,000,000 in investments.